EXHIBIT 99.1
RENEWAL ANNUAL INFORMATION FORM
March 16, 2006

Trizec Canada Inc.	i	Renewal Annual Information Form

FORWARD LOOKING STATEMENTS
     Trizec Canada Inc.’s Management Discussion and Analysis and Annual Information Form contain forward-looking statements relating to Trizec Canada’s business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. The use of forward-looking words such as “may”, “will”, “expects” or similar terms generally identify such statements. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included, without limitation, among these factors are:
.	changes in national and local economic conditions, including those economic conditions in Trizec Properties, Inc.’s (“Trizec Properties”) seven core markets;

.	the extent, duration and strength of any economic recovery in the United States;

.	Trizec Properties’ ability to maintain occupancy and to timely lease or re-lease office space;

.	the extent of any bankruptcies and insolvencies of tenants of Trizec Properties;

.	Trizec Properties’ ability to sell its non-core office properties in a timely manner;

.	Trizec Properties’ ability to acquire office properties selectively in its core markets;

.	Trizec Properties’ ability to integrate and realize the full benefits from its acquisitions;

.	Trizec Properties’ ability to maintain real estate investment trust (“REIT”) qualification and changes to U.S. tax laws that affect REITs;

.	material increases in the amount of special dividends payable by Trizec Properties to affiliates of Trizec Canada on shares of Trizec Properties’ special voting stock as a result of increases in the applicable cross-border withholding tax rates;

.	the issuance of additional TPI common stock pursuant to the conversion of Class F stock occurring as a result of United States Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) tax being incurred;

.	Canadian tax laws that affect treatment of investment in U.S. real estate companies;

.	the competitive environment in which Trizec Properties operates;

.	the cost and availability of debt and equity financing to Trizec Properties;

.	the effect of any impairment charges associated with changes in market conditions;

.	Trizec Properties’ ability to obtain, at a reasonable cost, adequate insurance coverage for catastrophic events, such as earthquakes and terrorist acts;

.	future demand for Trizec Canada’s and Trizec Properties’ debt and equity securities;

.	Trizec Canada’s and Trizec Properties’ ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment;

.	market conditions in existence at the time Trizec Properties’ sells assets;

.	the possibility of change in law adverse to Trizec Canada;

.	joint venture and partnership risks; and

.	other risks and uncertainties detailed from time to time in Trizec Properties’ filings with the Securities and Exchange Commission.
Such factors also include those set forth in more detail in the Risk Factors section in this Annual Information Form.

Trizec Canada Inc.	ii	Renewal Annual Information Form

2005 FINANCIAL AND OPERATING HIGHLIGHTS

Years Ended December 31
(US$ millions, except per share amounts)	2005	2004(1)

		(restated)
Share of earnings of Trizec Properties	$22.3	$20.4

Income from continuing operations	$25.3	$62.8

Discontinued operations	$61.0	$28.0

Net income	$86.3	$90.8

Income per share
Basic and diluted
Continuing operations	$0.42	$1.05

Discontinued operations	$1.02	$0.47

Net Income	$1.44	$1.52

As at December 31
(US$ millions)	2005	2004

		(restated)
Total assets	$1,410.9	$1,382.4

Total liabilities	$915.0	$922.2
Shareholders’ equity	495.9	460.2

	$1,410.9	$1,382.4

(1)	In addition to the accounting change, the consolidated statement of income for the year ended December 31, 2004 reflects an adjustment to discontinued operations for properties designated as held for sale during 2005.
GENERAL
     In this Annual Information Form, unless otherwise indicated, all dollar amounts are expressed in United States dollars and references to “US$” or “$” are to United States dollars. References to “C$” are to Canadian dollars. The terms “Trizec Canada” and the “Corporation” refer to Trizec Canada Inc. and its consolidated subsidiaries, the successor ultimate parent company to Trizec Hahn Corporation (“TrizecHahn”). Effective for the annual financial statements for the year ended December 31, 2004, Trizec Canada accounts for its investment in Trizec Properties, Inc., a U.S. real estate investment trust in which Trizec Canada has an approximate 38% interest, using the equity method of accounting. For periods prior to May 8, 2002, references to “the Corporation” or “Trizec Canada” refer to TrizecHahn, which became a wholly-owned subsidiary of Trizec Canada on May 8, 2002.
     All financial statements and financial data derived therefrom presented in this Annual Information Form and in the documents incorporated by reference herein have been prepared and presented in US$ in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Unless otherwise indicated, the statistical, operating and financial information contained herein is presented for the year ended and as at December 31, 2005.

Trizec Canada Inc.	1	Renewal Annual Information Form

     Incorporated herein by reference is the Corporation’s Management’s Discussion and Analysis of operations and financial condition (“Management’s Discussion and Analysis” or “MD&A”) for the year ended December 31, 2005.
ACCOUNTING CHANGE
     In December 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Emerging Issues Committee Abstract EIC-159 “Conditional Asset Retirement Obligations” (“EIC-159”) related to CICA Handbook Section 3110 (“CICA 3110”) “Asset Retirement Obligations”. EIC-159 clarifies that the term “conditional asset retirement obligation” as used in CICA 3110 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional upon future events that may or may not be within an entity’s control. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. In addition, the fair value of the liability should be recognized when incurred. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. EIC-159 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. EIC-159 is effective for interim and annual reporting periods ending after March 31, 2006, but earlier adoption is encouraged.
     Certain of Trizec Properties’ real estate assets contain asbestos. Although Trizec Properties has determined that the asbestos is appropriately contained in accordance with current environmental regulations, Trizec Properties’ practice is to remediate the asbestos upon the renovation or redevelopment of its properties. Accordingly, these assets meet the criteria for recording an asset retirement obligation. The Corporation has adopted the provisions of EIC-159 on a retroactive basis with restatement of prior periods as required by the abstract.
     The adoption of this abstract resulted in a decrease in the Corporation’s investment in Trizec Properties of $1.6 million at December 31, 2004, and a decrease in opening retained earnings (deficit) and net income of $1.3 million and $0.3 million, respectively for the year ended December 31, 2004. The adoption of this abstract had no impact on operating, financing and investing activities as previously presented in the consolidated statement of cash flows for the year ended December 31, 2004.
     The adoption of this abstract had the effect of decreasing net income for the year ended December 31, 2005 by $0.2 million.
OVERVIEW
     Trizec Canada is primarily engaged in the U.S. real estate business through its approximately 38% interest in Trizec Properties, a publicly-traded U.S. office real estate investment trust, or REIT. Trizec Properties is one of the largest owners and managers of commercial property in the United States, with owned interest in and management of 50 U.S. office properties containing approximately 36.8 million square feet, or approximately 33.1 million square feet based upon Trizec Properties’ pro rata ownership interests. Its office properties are primarily concentrated in seven core markets in the United States, located in the following major metropolitan areas: Atlanta, Chicago, Dallas, Houston, Los Angeles, New York, and Washington, D.C.
     Trizec Canada’s subordinate voting shares trade on the Toronto Stock Exchange under the symbol TZC.SV. Trizec Properties’ common stock trades on the New York Stock Exchange under the symbol TRZ. Trizec Properties’ Form 10-K for the year ended December 31, 2005, including its consolidated financial statements, was filed with the United States Securities and Exchange Commission on March 14, 2006.

Trizec Canada Inc.	2	Renewal Annual Information Form

Trizec Properties’ Form 10-K does not form part of this Annual Information Form.
     On May 8, 2002, TrizecHahn completed a Plan of Arrangement (the “Arrangement”) under Canadian law that resulted in Trizec Properties, which owned all of TrizecHahn’s U.S. assets and certain non-U.S. assets, becoming a publicly-traded U.S. REIT. On April 23, 2002, all classes of TrizecHahn’s shareholders approved the Arrangement, and on April 29, 2002, the Superior Court of Justice of Ontario gave final approval to the Arrangement.
     As a consequence of the Arrangement, TrizecHahn became an indirect wholly-owned subsidiary of Trizec Canada. Trizec Canada was incorporated on January 29, 2002 and did not conduct operations prior to May 8, 2002. Trizec Canada is a mutual fund corporation under Canadian tax rules. The Arrangement was structured with the objective of achieving economic equivalence between a subordinate voting share or multiple voting share of Trizec Canada (collectively, the “Trizec Canada Shares”) and a share of Trizec Properties Common Stock. Trizec Canada indirectly owns approximately 38% of the shares of Trizec Properties Common Stock, representing one share of Trizec Properties Common Stock for each outstanding Trizec Canada Share. It is intended that Trizec Canada will, until at least November 2007, pay the same dividend per Trizec Canada Share as Trizec Properties pays per share of Trizec Properties Common Stock. In addition, as a consequence of the Arrangement, Trizec Canada indirectly owns all of the Trizec Properties Special Stock and Trizec Properties Convertible Stock. As a result of holding all of Trizec Properties Special Stock, the Corporation controls a majority of votes in elections of the Trizec Properties’ board of directors.
     Immediately after May 8, 2002, certain former holders of TrizecHahn subordinate voting shares, representing approximately 60% of the outstanding TrizecHahn shares, owned approximately 60% of the Trizec Properties Common Stock which they acquired in exchange for TrizecHahn subordinate voting shares.
THE CORPORATION
Incorporation and History
     Trizec Canada Inc. was incorporated under the Canada Business Corporations Act on January 29, 2002. By certificate and articles of amendment dated March 11, 2002, the articles of the Corporation were amended to remove its existing classes of shares and to create a class of subordinate voting shares and a class of multiple voting shares with 50 votes per share.
     By a certificate and articles of arrangement dated May 8, 2002, the Arrangement became effective (see “Overview”). Pursuant to the Arrangement, on May 8, 2002, the Corporation issued subordinate voting shares and multiple voting shares to former shareholders of TrizecHahn.
     In July 1994, TrizecHahn (then known as The Horsham Corporation) acquired 48% of Trizec Corporation Ltd. (“Trizec”). In October 1996, TrizecHahn (then known as Horsham Corporation) acquired the remaining 52% of Trizec and changed its name to Trizec Hahn Corporation.
     The Corporation’s registered office is located at BCE Place, 181 Bay Street, Suite 3820, P.O. Box 800, Toronto, Ontario, Canada M5J 2T3.

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Structure
     Substantially all of the Corporation’s business activities and assets are operated or held by its subsidiaries. The following list shows those subsidiaries with total assets that constitute more than 10% of the consolidated assets of Trizec Canada at December 31, 2005 or total revenues that constitute more than 10% of the consolidated revenues of Trizec Canada for fiscal 2005.

	Jurisdiction of	Percentage of
Company	Organization	Ownership

Trizec Hahn Corporation	Canada	100%
TrizecHahn Holdings (Cyprus) Limited	Cyprus	100%
Emerald Blue Kft	Hungary	100%
Trizec Properties, Inc.	Delaware	38%
     On January 1, 2006, Trizec Canada completed a short form amalgamation with Trizec Hahn Corporation.
     At December 31, 2005, Trizec Canada and its consolidated subsidiaries had 15 employees, and Trizec Properties had approximately 667 employees.
BUSINESS AND PROPERTIES
     The following summarizes the financial position of the Corporation as at December 31, 2005 and 2004.

As at December 31
(US$ millions)	2005	2004
		(restated)

Assets
Current assets
Cash and cash equivalents	$73.5	$56.0
Restricted cash	7.9	7.9
Other assets	17.9	19.6

	99.3	83.5
Investment in Trizec Properties, Inc.	797.7	760.1
Investments and other assets	401.4	435.0
Future income taxes	112.5	103.8

	$1,410.9	$1,382.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$24.1	$31.3

Exchangeable debentures
Carrying amount	844.4	733.9
Deferred amount	46.5	157.0

	890.9	890.9

	915.0	922.2

Shareholders’ Equity
Share capital	376.5	376.5
Contributed surplus	30.2	30.2
Foreign currency translation adjustment	14.7	17.3
Retained earnings	74.5	36.2

	495.9	460.2

	$1,410.9	$1,382.4

Trizec Canada Inc.	4	Renewal Annual Information Form

Monetization status
     The aggregate value of Trizec Canada’s net assets should be sufficient to fund the anticipated operating costs of Trizec Canada, until at least November 2007.
     During 2005, the Corporation collected $1.9 million (€1.6 million) in notes receivable from the 2003 sale of its interest in the development assets of the TriGranit joint venture. In the first quarter of 2006, the Corporation collected an additional $9.8 million (€8.3 million) of these notes receivable.
     During 2004, $1.1 million was received in respect of recoveries on a previous property disposition in Spain. In addition, $3.5 million was recorded with respect to further proceeds from a previous property sale in Germany.
     Effective December 31, 2003, the Corporation completed the transfer of its interest in the CN Tower back to its landlord, Canada Lands Company CLC Limited. As a result of this transaction, the Corporation recorded a pre-tax gain on sale of properties in the amount of $0.7 million. With the closing of this transaction, Trizec Canada received proceeds of approximately $39 million (C$52 million).
     During the third quarter of 2003, Trizec Canada sold its ownership interest in TriStannifer Developments B.V. with its principal assets located in the Czech Republic, which included the Olympia Centrum retail center in Brno and a development site located outside Prague. Total consideration of approximately $24 million (€22 million) was received on the closing of separate transactions relating to each asset. The Corporation recorded a pre-tax gain of $2.5 million in connection with these transactions in the third quarter.
     The Corporation has also provided a certain indemnification, which expires on July 16, 2006, related to the sale of the TriStannifer Developments’ property. The maximum amount of this indemnification cannot be reasonably estimated at this time.
     Trizec Canada’s most significant non-U.S. real estate asset following completion of the Arrangement was its 50% interest in the TriGranit joint venture, a Hungarian-based real estate company. In the first quarter of 2003, the Corporation completed the sale of its 50% ownership interest in all of the assets of the TriGranit joint venture. The sale was executed in two separate transactions with an existing 25% TriGranit joint venture partner.
     The first transaction, which closed on February 26, 2003, involved the sale of TriGranit’s operating properties to a subsidiary of the joint venture partner for net proceeds of $109.3 million, after assumption of property level debt.
     In the second transaction, which closed on March 24, 2003, the Corporation sold its 50% ownership interest in all of the development assets of the TriGranit joint venture to the same 25% joint venture partner. The purchase consideration was four-year, interest-bearing vendor take back notes aggregating $25.5 million (€24.0 million). This amount included a vendor take back note in the amount of $4.3 million (denominated in Euros — €4.0 million), payment of which is dependent on the fair market value of certain European development properties at the earlier of the end of March 2007 or the date by which all of the development properties have been disposed of. The €4.0 million note is recorded net of a provision that reduces its current carrying value to $nil. No further investment in these projects is required to be made by Trizec Canada. As a result of the sales and excluding the contingent development consideration, the Corporation recorded a pre-tax gain of $47.7 million during the first quarter of 2003.
     As of December 31, 2005, the Corporation had collected approximately €1.6 million of the vendor take back notes from the 2003 sale of the development assets of the TriGranit joint venture. As a result, the notes receivable as at December 31, 2005 aggregate approximately $21.8 million (denominated in Euros — €18.4 million).

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     In addition, the Corporation had provided a certain indemnification, which expired at the end of December 2005, related to the sale during 2003 of its interest in the TriGranit joint venture. During the fourth quarter of 2005, the Corporation received notice that a claim had been made under this indemnification in the amount of approximately $2.0 million (€1.7 million). The controlling shareholder of the Corporation is considered related to the party making the claim under the indemnification as a result of his indirect shareholdings in the claimant. The Corporation is of the view that the claim is without merit and intends to vigorously defend its position and accordingly, no amounts have been accrued in these financial statements at December 31, 2005.
RISK FACTORS
     The following summarizes risk factors relevant to Trizec Canada.
Risks Relating to Payments on Exercise of Redemption Rights
     The Trizec Canada Shares are redeemable at the option of the holders for a retraction price (the “Retraction Price”) as determined in accordance with the Corporation’s Articles. The Corporation expects that a significant number of its shareholders may elect to redeem their shares following August 15, 2007. Among other things, this reflects the expectation that after that time the calculation of Trizec Canada’s per share after-tax net asset value will no longer reflect a provision for tax pursuant to the United States Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) related to dispositions by Trizec Canada of shares of Trizec Properties Common Stock.
     In the course of carrying on business, Trizec Canada has engaged in various activities and transactions, including reorganizations and sales of businesses and assets, which have given rise to tax and other liabilities. There can be no certainty that relevant taxation authorities will not propose adjustments or take actions that may give rise to presently unanticipated liabilities that the Corporation’s tax losses may not be adequate or available to offset, or that other presently unanticipated liabilities will not be asserted. In particular, certain tax audits have not progressed as expeditiously as originally anticipated, and consequently it is likely that notices of assessment and/or clearance certificates in respect of the relevant tax years will not have been received by August 15, 2007. In order to ensure that the Corporation retains sufficient assets to discharge its liabilities, contingent or otherwise, it may be necessary to take tax and other liabilities that may be asserted in the future into account in connection with share redemptions. Accordingly, an allowance for liabilities, contingent or otherwise, that may be asserted in the future may need to be made in calculating the Corporation’s per share after-tax net asset value for the purposes of establishing the Retraction Price.
     Determining the appropriate amount of an allowance at any time will depend upon the extent of the information available to the Corporation at that time given the uncertain nature of the liabilities that may be asserted and the uncertainty as to whether there would be tax losses available to offset any tax liabilities that may be asserted.
Ability to Pay Quarterly Dividends Equivalent to Quarterly Dividends
Paid on Trizec Properties Common Stock and Fund Future Expenses
     While it is currently Trizec Canada’s intention to pay quarterly dividends per share equivalent to the quarterly dividends paid per share of Trizec Properties Common Stock until at least November 2007, the declaration of dividends on the Trizec Canada Shares and the amount thereof is at the discretion of the Board of Directors of Trizec Canada and there is no legal obligation to pay, or legal entitlement to receive, equivalent quarterly dividends. Moreover, Trizec Canada’s ability to pay equivalent quarterly dividends is dependent upon, among other things, the amount available from its “Net Other Assets” (being the assets of the Corporation, other than shares of Trizec Properties and Barrick Gold Corporation, less the liabilities, other than the Corporation’s

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outstanding exchangeable debentures) and sources of funds other than dividends received from its ownership of shares of Trizec Properties Common Stock and Trizec Properties Special Stock being sufficient to satisfy its liabilities and expenses, and the number of outstanding Trizec Canada Shares remaining not greater than the number of shares of Trizec Properties Common Stock held by Trizec Canada or its subsidiaries. For example, if Trizec Canada were to issue additional Trizec Canada Shares without acquiring an equivalent number of shares of Trizec Properties Common Stock, Trizec Canada’s ability to pay per share dividend equivalent to Trizec Properties would be impaired. Trizec Canada has no current intention to issue additional Trizec Canada Shares except upon the exercise of Trizec Canada stock options. Trizec Canada intends to exercise its Trizec Properties warrants to acquire a number of additional shares of Trizec Properties Common Stock equal to the number of subordinate voting shares issued upon any exercise of Trizec Canada stock options to maintain the one-to-one relationship between the number of shares of Trizec Properties Common Stock owned by Trizec Canada and the number of outstanding Trizec Canada Shares.
     It is expected that Trizec Canada will have Net Other Assets which will permit it to fund expenses and estimated liabilities of Trizec Canada and its subsidiaries, including overhead and public company costs and interest payments on its outstanding Floating Rate Debentures Series 1999-1 and 1999-2 and the outstanding 3% Exchangeable Debentures, until at least November 2007 and redemption premiums payable if such outstanding debentures are redeemed prior to the maturity dates. No assurances can be given that Trizec Canada will have sufficient funds to satisfy such expenses from these sources. If such a shortfall occurs, Trizec Canada may no longer be able to pay per share dividends equivalent to the per share dividends paid on Trizec Properties Common Stock until at least November 2007.
     Subsequent to November 2007, Trizec Canada’s ability to satisfy its operating expenses, working capital requirements and fund future dividend distributions will be dependent upon its residual investment in Trizec Properties, any future dividends it receives on shares of Trizec Properties Common Stock and its available Net Other Assets. In addition, at that time, Trizec Canada will not be entitled to dividends on the Trizec Properties Special Stock, dividends which currently reflect non-Canadian taxes, principally cross-border withholding taxes, in respect of dividends paid to Trizec Canada by Trizec Properties. Accordingly, thereafter Trizec Canada does not expect to pay per share dividends on the Trizec Canada Shares that are equivalent to the per share dividends paid by Trizec Properties on the Trizec Properties Common Stock.
Transferability of Trizec Properties Stock
     Trizec Canada owns one share of Trizec Properties Common Stock for each outstanding Trizec Canada Share. While it is currently Trizec Canada’s intention to maintain this one-to-one relationship by maintaining its indirect ownership of such Trizec Properties Common Stock (together with the Trizec Properties Special Stock and the Trizec Properties Convertible Stock), there are no legal restrictions on the ability of the Board of Directors of Trizec Canada to authorize Trizec Canada to dispose of all or any part of its interest in Trizec Properties.
Mutual Fund Corporation Tax Related Risks
     There can be no assurance that Canadian income tax laws and the tax treatment of mutual fund corporations will not be changed in a manner which would adversely affect Trizec Canada’s shareholders. In addition, if Trizec Canada were to fail to qualify as a “mutual fund corporation”, Trizec Canada and its shareholders would be subject to materially adverse tax consequences, the most significant of which would be Trizec Canada’s disqualification from the capital gains refund provisions of the Income Tax Act (Canada) (the “Tax Act”) applicable to mutual fund corporations and the treatment of all or a portion of any redemption proceeds as a dividend paid by Trizec Canada to redeeming shareholders. As a result, any income tax payable on gains resulting from dispositions of shares of Trizec Properties Common Stock (including in connection with the redemption of the Trizec Canada Shares) or Barrick Gold Corporation common shares owned by the Corporation could exhaust all or substantially all of the Corporation’s Net Other Assets, and, further, could restrict Trizec

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Canada’s ability to deliver one share of Trizec Properties Common Stock for each Trizec Canada Share on redemption thereof. Trizec Canada intends to take such steps as are within its control to ensure that it qualifies as, and continues to qualify as, a mutual fund corporation.
Other Tax Related Risks
     There can be no assurance that Canadian income tax laws will not be changed in a manner which could adversely affect Trizec Canada’s ability to maintain its dividend policy or otherwise affect the value of its shares. In addition, there can be no assurance that United States federal tax laws will not be modified in a manner that could adversely affect the tax consequences of an investment in Trizec Properties.
Controlling Shareholder
     P.M. Capital Inc., a corporation controlled by Peter Munk, Chairman of Trizec Canada, owns all the Trizec Canada multiple voting shares. This shareholding enables P.M. Capital to control the election of the Board of Directors of Trizec Canada and exercise a controlling influence over the business and affairs of Trizec Canada, including any determination required to be made by shareholders of Trizec Canada with respect to business combinations involving Trizec Canada and the acquisition or disposition of all or substantially all of Trizec Canada’s assets.
Risks Related to the Business of Trizec Properties
     Risks related to the business of Trizec Properties are set out under the caption “Investment in Trizec Properties, Inc. — Risks Relating to Trizec Properties”.
INVESTMENT IN TRIZEC PROPERTIES, INC.
     The following discussion of the Corporation’s business that is conducted through Trizec Properties is based upon information and disclosures provided in Trizec Properties Form 10-K for the year ended December 31, 2005, which was filed with the United States Securities and Exchange Commission on March 14, 2006, adjusted for certain differences between Canadian GAAP and United States generally accepted accounting principles. Trizec Properties’ Form 10-K does not form part of this Annual Information Form. The information and disclosures relating to Trizec Properties reflect Trizec Properties’ entire operations and are not limited to Trizec Canada’s pro rata economic ownership.
Pending Acquisition
     In December 2005, Trizec Properties entered into a purchase agreement with General Electric Capital Corporation (“GECC”), and a merger agreement with GECC, Arden Realty, Inc. (“Arden”) and certain of their affiliates pursuant to which it has agreed to acquire 13 office properties totaling approximately 4.1 million (unaudited) square feet and several development land parcels located in Southern California that are currently owned by Arden (the “Arden portfolio”) for an aggregate consideration of approximately $1.63 billion. Trizec Properties expects to fund the acquisition with a bridge loan of up to $1.48 billion. Trizec Properties anticipates that the bridge loan will have a twelve-month term, with two six-month extension options. The balance of the acquisition price will be funded with a draw on Trizec Properties’ existing unsecured credit facility and the issuance of up to approximately $75.0 million of common units in the Operating Company (defined below) to holders of limited partnership interests in Arden’s operating partnership. Trizec Properties anticipates that the outstanding balance on the bridge loan and unsecured credit facility will be gradually repaid with proceeds from future property dispositions and permanent mortgage financings.

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     Trizec Properties’ acquisition of the Arden portfolio is contingent upon the completion of GECC’s acquisition of Arden. Trizec Properties anticipates that the closing of the Arden portfolio acquisition will occur by the end of the second quarter of 2006.
UPREIT Structure
     On December 22, 2004, Trizec Properties completed the reorganization of its operating structure by converting to an umbrella partnership real estate investment trust, or UPREIT, structure (the “UPREIT Conversion”). In connection with the UPREIT Conversion, Trizec Properties formed a new operating entity, Trizec Holdings Operating LLC, a Delaware limited liability company (the “Operating Company”). Trizec Properties now conducts and intends to continue to conduct its business, and owns and intends to continue to own substantially all of its assets, through the Operating Company. As the sole managing member of the Operating Company, Trizec Properties generally has the exclusive power under the limited liability company agreement to manage and conduct the business of the Operating Company, subject to certain limited approval and voting rights of other members that may be admitted in the future. Currently, the Operating Company is wholly owned by Trizec Properties.
Business and Growth Strategies
     Trizec Properties’ stated goal is to increase stockholder value. It can achieve this goal by creating sustained growth in operating cash flow and maximizing the value of its assets. Trizec Properties believes it can accomplish this by using the following strategies:
.	leasing and managing its properties to maximize property rent revenue and minimize property operating expenses;

.	engaging in asset management to enhance the value of its properties;

.	actively managing its portfolio to maximize total value of its properties, and selectively acquiring office properties in its core markets;

.	improving the efficiency and productivity of its operations; and

.	maintaining a prudent and flexible capital plan.
     Leasing and Managing Properties
     By leasing and managing its properties, Trizec Properties expects to maximize property rent revenue and minimize property operating expenses. To maximize property rent revenue and minimize property operating expenses, Trizec Properties has focused on:
.	providing appropriate, profitable tenant services;

.	where market rents exceed in-place rents, narrowing the gap between market rents and in-place rents as leases for its properties expire;

.	increasing occupancy in its properties;

.	renewing leases with existing tenants;

.	carefully controlling operating costs; and

.	carefully managing investments in tenant improvements.
     In 2005, average gross rental rates on approximately 5.9 million square feet of new and renewal leases for Trizec Properties’ total portfolio decreased by approximately $0.46 per square foot. The average gross rental rates on approximately 5.3 million square feet of new and renewal leases, based on its owned area, decreased by approximately $0.77 per square foot. This decrease generally reflects the impact of re-leasing space in properties at lower average rents than the average rents in effect at lease expiration. The office rental market continues to be extremely competitive. The competitive environment for attracting tenants in the markets in which we operate continues to apply downward pressure on market rents.

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     As of December 31, 2005, (a) the vacant space in Trizec Properties’ portfolio of properties based on total area was approximately 4.3 million square feet, or approximately 11.8% of the total area, (b) the vacant space in its portfolio of properties based on owned area was approximately 3.9 million square feet, or approximately 11.8% of the owned area, and (c) the vacant space in its consolidated properties was approximately 3.5 million square feet, or approximately 11.8% of the area contained in its consolidated properties. Trizec Properties believes that by continuing to focus on leasing and management activities at its properties, it has the opportunity to increase the occupancy rates in its portfolio, thereby decreasing its vacancy rates, and increasing its revenues and cash flows.
     Cash received on Trizec Properties’ rental revenue has and will continue to benefit from contractual rental increases, opportunistic lease terminations and the execution of “blend and extend” strategies, which allow early lease renewals that blend the rents of the current lease with the rents for the renewal term.
     Engaging in Asset Management
     Trizec Properties’ asset management strategy is to invest capital in its existing portfolio to increase its value and marketability. To accomplish this strategy, Trizec Properties engages in such activities as acquiring ground leases and air rights ancillary to existing properties and renovating and upgrading office properties.
     In 2005, Trizec Properties incurred approximately $128.7 million based on owned area to renovate and upgrade its properties, including tenant improvements. Trizec Properties intends to continue to actively engage in these and similar activities as appropriate and as market conditions warrant.
     Actively Managing its Portfolio
     Trizec Properties’ portfolio strategy is to invest in office properties in its core markets, which all represent major metropolitan areas that have historically demonstrated high job growth. For the year ended December 31, 2005, its seven core markets accounted for approximately 92.2% of our office property rental revenue, on an owned area basis. Trizec Properties believes that focusing on office properties in its core markets will allow it to achieve economies of scale across a diverse base of tenants and to enjoy a significant leasing presence in its markets. By maintaining a wider range of properties in a market, Trizec Properties believes that it is also able to attract a broader tenant base, which provides a more sustainable cash flow. As part of its focus on office properties in its core markets and core submarkets, Trizec Properties sold five non-core office assets in 2005.
     As part of its long-term strategy, Trizec Properties intends to continue to acquire additional office properties, as opportunities arise, capital becomes available and market conditions permit, particularly in these core markets. It may acquire properties individually or as part of a portfolio, or as joint ventures or other business combinations. Trizec Properties may also acquire additional equity partners’ interests in selected properties. As opportunities arise and market conditions dictate, it may dispose of properties, including non-core assets that are not complementary to this strategy. Trizec Properties also has and may continue to dispose of currently owned properties and acquire new ones within its core markets, or explore entry into other similar markets, based on its view of the direction of the office properties market.
     Improving the Efficiency and Productivity of Operations
     Trizec Properties believes that control of property operating expenses and general and administrative expenses is key to achieving its goal of maximizing its operating cash flow. It continues to evaluate and improve its operational structure and have implemented policies and procedures to increase productivity. Trizec Properties intends to continue to seek ways to generate general and administrative expense savings over time.

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     Maintaining a Prudent and Flexible Capital Plan
     Trizec Properties believes that, in order to maximize its cash flow growth, its asset management and operating strategies must be complemented by a capital strategy designed to maximize the return on its capital. Trizec Properties’ capital strategy is to:
.	maintain adequate working capital and lines of credit to ensure liquidity and flexibility;

.	maintain an appropriate degree of leverage;

.	maintain floating rate debt at a level that allows it to take advantage of lower interest rates and minimize loan pre-payment fees when possible; and

.	actively manage its exposure to interest rate volatility through the use of long-term fixed-rate debt and various hedging strategies.
     Trizec Properties’ monitors both the amount of its leverage and the mix of its fixed/floating-rate debt to provide a more reliable stream of earnings. It regularly reviews various credit ratios such as outstanding debt-to-book value, outstanding debt-to-asset value, fixed charge ratio and interest coverage ratio to monitor its leverage. Trizec Properties is also aware of the risk of interest rate increases. In order to mitigate the risk of rising interest rates, it has and may continue to pursue fixed rate financing. In addition, from time to time, Trizec Properties may enter into interest rate derivative contracts in order to limit its exposure to increasing interest rates. At December 31, 2005, after giving effect to interest rate swap contracts, Trizec Properties had fixed the interest rates on $150.0 million of variable rate debt at a weighted average interest rate of 6.22%.
     An important source of liquidity for Trizec Properties is its $750.0 million unsecured credit facility. The unsecured credit facility bears interest at LIBOR plus a spread of 0.95% to 1.65% based on Trizec Properties’ total leverage, and matures in October 2008. The unsecured credit facility includes numerous financial covenants that limit its ability to borrow under the facility and the amount of borrowings that are available under the facility. As of December 31, 2005, the amount eligible to be borrowed under this facility was $750.0 million, of which $347.0 million was outstanding.
     Trizec Properties also has an effective shelf-registration statement available pursuant to which it may offer and sell up to an aggregate amount of $750.0 million of common stock, preferred stock, depositary shares representing shares of its preferred stock and warrants exercisable for common stock or preferred stock. However, Trizec Properties’ ability to raise funds through sales of common stock, preferred stock, depositary shares representing shares of its preferred stock and common and preferred stock warrants is dependent upon, among other things, general market conditions for REITs, market perceptions about the company, the trading price of its stock and interest rates. The proceeds from the sale of shares of common stock, preferred stock, depositary shares representing shares of its preferred stock or common and preferred stock warrants, if any, would be used for general corporate purposes, which may include, among other things, the acquisition of additional properties or the repayment of outstanding indebtedness.
     Trizec Properties also has entered into a commitment letter to obtain a bridge loan of up to $1.48 billion to finance the acquisition of the Arden portfolio. The bridge loan is expected to have a twelve-month term, subject to two six-month extension options. Trizec Properties expects to finance the remainder of the purchase price by drawing on its existing unsecured credit facility and the issuance of up to approximately $75.0 million of common units in Trizec Holdings Operating LLC. Trizec Properties anticipates that the outstanding balances on the bridge loan and unsecured credit facility will be gradually repaid with proceeds from future property dispositions and permanent mortgage financings.
     To the extent that Trizec Properties believes it is necessary and efficient, it may raise capital through a variety of means in addition to its traditional secured debt, including but not limited to selling assets, entering into joint ventures or partnerships with equity providers, issuing equity securities or a combination of these methods.

Trizec Canada Inc.	11	Renewal Annual Information Form

Industry Segments
     Trizec Properties’ primary business is the ownership and management of office properties. Its long-term tenants are in a variety of businesses. All of its operations are within the United States and its properties are concentrated in seven core markets with similar economic characteristics.
Market Overview
     The supply of, and demand for, office space affect the performance of Trizec Properties’ office property portfolio. Macroeconomic conditions, such as current and expected economic trends, business and consumer confidence and employment levels, drive this demand.
     Over the next several years, Trizec Properties plans to continue to concentrate its capital on its core markets and to exit selectively from investments in its secondary markets in an orderly fashion as it has done in the past. In addition, Trizec Properties will continue to dispose of certain non-core properties located in its core markets, including some of the properties that it may acquire in the Arden portfolio transaction, as part of its capital recycling strategy. It expects principally to redeploy proceeds from sales into debt repayment and investment in Class A office buildings in its core markets. Trizec Properties considers Class A office buildings to be buildings that are professionally managed and maintained, that attract high-quality tenants and command upper-tier rental rates and that are modern structures or have been modernized to compete with newer buildings.
     Geographic Diversity
     At December 31, 2005, Trizec Properties had ownership interests in a total portfolio of 50 office properties comprising approximately 36.8 million square feet of total area. Based on owned area, its 50 office properties comprise approximately 33.1 million square feet. Trizec Properties’ office properties are primarily concentrated in seven core markets in the United States, located in the following major metropolitan areas: Atlanta, Georgia; Chicago, Illinois; Dallas, Texas; Houston, Texas; Los Angeles, California; New York, New York; and Washington, D.C. Trizec Properties believes that its geographically diversified asset base makes it more likely that it will be able to generate sustainable cash flows throughout the various phases of economic cycles than if it were less diversified.
     At December 31, 2005, the occupancy of Trizec Properties’ 50 office properties was approximately 88.2% based on total area. Based on owned area, its 50 office properties were approximately 88.2% occupied.

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     The following table summarizes the major city focus and geographic distribution of Trizec Properties’ office property portfolio at December 31, 2005.
Office Portfolio Summary
(At December 31, 2005)

OWNED AREA
				Occupancy at	In-Place
		Market Distribution		December 31,	Gross Rent
	Properties	Sq. Ft. (‘000’s)	Percentage	2005	($ per Sq. Ft.) (1)

Core Markets
Atlanta	5	3,481	11%	91.2%	$22.70
Chicago	4	2,434	7%	87.1%	27.90
Dallas	4	4,510	14%	84.8%	19.30
Houston	5	5,645	17%	84.3%	20.20
Los Angeles Area	5	4,340	13%	89.2%	29.60
New York Area	6	5,615	17%	92.3%	35.00
Washington D.C. Area	17	4,119	12%	90.6%	31.00

Total Core Markets	46	30,144	91%	88.5%	$26.70

Secondary Markets
Charlotte	2	1,368	4%	95.9%	$19.40
Minneapolis	1	813	3%	71.6%	11.90
Tulsa	1	770	2%	82.8%	13.60

Total Secondary Markets	4	2,951	9%	85.8%	$16.40

Total Office Properties	50	33,095	100%	88.2%	$25.80

(1)	Based on owned area that is occupied. Represents average current in-place base rents, including expense reimbursements. Excludes straight-line rent.
     Lease Profile
     The following table summarizes scheduled annual office lease expiration by major city.
Scheduled Annual Expirations of Office Leases(1)
(At December 31, 2005)

	2006 Expirations				2007 Expirations				2008 Expirations
	000s				000s				000s
	sq. ft.	%	$ psf	%	sq. ft.	%	$ psf	%	sq. ft.	%	$ psf	%

Core Markets
Atlanta	414	11.9%	$23.20	13.3%	534	15.3%	$22.32	16.5%	345	9.9%	$23.22	11.1%
Chicago	368	15.1%	25.86	16.1%	62	2.5%	29.86	3.1%	41	1.7%	32.03	2.2%
Dallas	286	6.3%	20.41	7.9%	667	14.8%	18.01	16.3%	361	8.0%	20.15	9.9%
Houston	314	5.6%	20.51	6.7%	580	10.3%	19.81	12.0%	579	10.3%	23.38	14.1%
Los Angeles Area	654	15.1%	34.37	19.6%	187	4.3%	26.53	4.3%	354	8.2%	30.22	9.3%
New York Area	281	5.0%	39.27	6.1%	237	4.2%	36.61	4.8%	239	4.3%	39.82	5.2%
Washington, D.C. Area	332	8.1%	31.95	9.2%	583	14.2%	35.59	17.9%	444	10.8%	33.31	12.8%

Total Core Markets	2,649	8.8%	$28.51	10.6%	2,850	9.5%	$25.14	10.1%	2,363	7.8%	$27.57	9.1%

Secondary Markets	889	30.1%	17.30	37.0%	271	9.2%	17.52	11.4%	309	10.5%	16.51	12.3%

Total — Owned Area	3,538	10.7%	$25.69	12.1%	3,121	9.4%	$24.48	10.1%	2,672	8.1%	$26.29	9.3%

Trizec Canada Inc.	13	Renewal Annual Information Form

	2009 Expirations				2010 Expirations
	000s				000s
	sq. ft.	%	$ psf	%	sq. ft.	%	$ psf	%

Core Markets
Atlanta	374	10.7%	$21.89	11.4%	314	9.0%	$23.10	10.1%
Chicago	27	1.1%	25.18	1.1%	155	6.4%	32.64	8.6%
Dallas	301	6.7%	21.67	8.8%	497	11.0%	23.11	15.6%
Houston	221	3.9%	21.94	5.0%	967	17.1%	19.41	19.5%
Los Angeles Area	112	2.6%	30.45	3.0%	431	9.9%	31.34	11.8%
New York Area	760	13.5%	31.70	13.3%	395	7.0%	36.50	7.9%
Washington, D.C. Area	497	12.1%	31.41	13.5%	243	5.9%	33.37	7.0%

Total Core Markets	2,292	7.6%	$27.64	8.9%	3,002	10.0%	$26.18	11.0%

Secondary Markets	172	5.8%	16.28	6.7%	158	5.4%	14.44	5.5%

Total – Owned Area	2,464	7.4%	$26.85	8.8%	3,160	9.5%	$25.60	10.7%

(1)	Expiring rental rates per square foot represent base rents at time of expiry plus current expense reimbursements and exclude straight-line rent.
     Over the next five years, beginning in 2006, scheduled lease expirations in Trizec Properties’ office portfolio average approximately 8.9% annually, based on its total portfolio and approximately 9.0% based on its owned area.
     In 2005, based on total area, Trizec Properties leased approximately 5.9 million square feet of new and renewal space. Leases expired at an average gross rental rate of approximately $25.50 per square foot and were generally being signed at an average gross rental rate of approximately $25.04 per square foot.
     In 2005, based on owned area, Trizec Properties leased approximately 5.3 million square feet of new and renewal space. Leases expired at an average gross rental rate of approximately $24.58 per square foot and were generally being signed at an average gross rental rate of approximately $23.81 per square foot.
     Over the last three years, Trizec Properties has leased approximately 17.0 million square feet of new and renewal space, based on its owned area. Occupancy for the entire portfolio based on owned area was approximately 88.2% at December 31, 2005, down from approximately 89.5% at December 31, 2004.
     Tenant Diversity
     Trizec Properties’ diversified tenant base adds to the durability of its future cash flow. The following table summarizes the breadth and diversity by industry of the approximately 1,840 tenants in the portfolio at December 31, 2005.

Industry	% Owned Area

Banking/Securities Brokers	20%
Legal Services	13%
Oil and Gas	7%
Computers/Communications	6%
Miscellaneous Business Services	6%
Wholesale/Retailers	5%
Insurance/Non-Bank Financial	5%
Government	4%
Accounting	4%
Engineering and Architectural	4%
     This large tenant base and strong position in key markets allows Trizec Properties to take advantage of economies of scale and drive internal growth in the areas of parking, telecommunications and antennas, specialty retail leasing, signage and branding opportunities, energy and national purchasing contracts.

Trizec Canada Inc.	14	Renewal Annual Information Form

     Based on owned area, Trizec Properties’ ten largest tenants accounted for approximately 23.9% of its in-place base rents, including expense reimbursements, and excluding straight-line rent adjustments, for the year ended December 31, 2005. No single tenant accounted for more than approximately 5.9% of its in-place base rents, including expense reimbursements, and excluding straight-line rent adjustments, for the year ended December 31, 2005. The following table sets forth information concerning Trizec Properties’ ten largest tenants at December 31, 2005.

	% Rental
Top Ten Tenants by Rental Revenue	Revenue(1)	% Owned Area

Wachovia Securities Financial Holdings	5.9%	4.3%
GSA	3.5%	2.5%
The Goldman Sachs Group	2.6%	1.7%
Bank of America	2.1%	2.4%
Continental Airlines	2.0%	2.2%
Fried, Frank, Harris	1.8%	1.1%
Ernst & Young	1.8%	1.1%
Devon Energy Corporation	1.7%	1.6%
The Capital Group Corporation	1.3%	1.0%
Bank of the West	1.2%	0.7%

Total Top Ten Tenants	23.9%	18.6%

(1)	Represents current in-place base rents, including expense reimbursements, and excluding straight-line rent.
     Top Office Properties
     The following table summarizes Trizec Properties’ top ten properties based on contribution to its rental revenue for the year ended December 31, 2005. All of the properties in the table are 100% owned unless otherwise indicated.

Top Ten Properties by		% Rental
Rental Revenue Contribution		Revenue(1)	% Owned Area

One New York Plaza	New York, NY	9.6%	7.4%
Allen Center	Houston, TX	8.7%	9.6%
Bank of America Plaza	Los Angeles, CA	5.4%	4.3%
Figueroa at Wilshire(2)	Los Angeles, CA	4.4%	3.1%
The Grace Building (50%)	New York, NY	4.3%	2.3%
Ernst & Young Plaza	Los Angeles, CA	3.7%	3.8%
Galleria Towers	Dallas, TX	3.6%	4.3%
Renaissance Tower	Dallas, TX	3.5%	5.3%
Newport Tower	Jersey City, NJ	3.1%	3.2%
1411 Broadway (50%)	New York, NY	3.0%	1.7%

Total Top Ten Properties		49.3%	45.0%

(1)	Represents base rent plus expense reimbursements and includes straight-line rent.

(2)	Figueroa at Wilshire represents annualized rent since date of acquisition.
Competition
     The leasing of real estate is highly competitive. Trizec Properties competes for tenants with property owners, lessors and developers of similar properties located in its respective markets primarily on the basis of location, rent charged, services provided, and the design and condition of its buildings. Trizec Properties also experiences competition when attempting to acquire real estate, including competition from domestic and foreign financial institutions, other REITs, life insurance companies, pension trusts, trust funds, partnerships and individual investors.

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Environmental Matters
     Trizec Properties is subject to various federal, state and local laws and regulations relating to environmental matters. Under these laws, Trizec Properties is exposed to liability primarily as an owner or operator of real property and, as such, it may be responsible for the cleanup or other remediation of contaminated property.
     Contamination for which Trizec Properties may be liable could include historic contamination, spills of hazardous materials in the course of its tenants’ regular business operations and spills or releases of petroleum or other hazardous substances. An owner or operator can be liable for contamination in some circumstances whether or not the owner or operator knew of, or was responsible for, the presence of such contamination. In addition, the presence of contamination on a property, or the failure to properly clean up or remediate such contamination when present, may materially and adversely affect Trizec Properties’ ability to sell or lease such contaminated property or to borrow using such property as collateral.
     As an owner and operator of real property, Trizec Properties is also subject to various environmental laws that regulate the use, generation, storage, handling, and disposal of any hazardous substances used in the ordinary course of its business, including those relating to the storage of petroleum in aboveground or underground storage tanks, and the use of any ozone-depleting substances in cooling systems. Trizec Properties believes that it is in substantial compliance with applicable environmental laws.
     Asbestos-containing material is present in some of our properties. Federal regulations require building owners and operators to identify and warn, via signs and labels, of potential hazards posed by workplace exposure to installed asbestos-containing materials in their building. The regulations also set forth employee training and record keeping requirements pertaining to asbestos-containing materials and potentially asbestos-containing materials. Significant fines can be assessed for violation of these regulations. Building owners and operators may be subject to an increased risk of personal injury lawsuits by workers and others exposed to asbestos-containing materials. The regulations may affect the value of a building containing asbestos-containing materials. Federal, state and local laws and regulations also govern the removal, release, encapsulation, disturbance, handling and/or disposal of asbestos-containing materials. Such laws may impose liability for improper handling or a release into the environment of asbestos-containing materials, including the imposition of substantial fines.
     Recently, Trizec Properties has been named as a defendant in several asbestos-related personal injury lawsuits in connection with exposure to asbestos-containing materials at various retail properties that its predecessor entity developed or constructed. To date, all such claims have not been material in amount or significance. Trizec Properties believes it has insurance policies which should fully cover all outstanding lawsuits, as well as any similar claims that may arise in the future from such retail properties. However, there can be no assurance that such claims will continue to be covered by Trizec Properties’ insurance policies or that it will not be required to pay a material amount of damages in connection with any such claims.
     The cost of compliance with existing environmental laws has not had a material adverse effect on Trizec Properties’ financial condition and results of operations, and it does not believe it will have such an impact in the future. However, Trizec Properties cannot predict the impact of new or changed laws or regulations on its properties or on properties that it may acquire in the future. It has no current plans for substantial capital expenditures with respect to compliance with environmental laws.
Trizec Properties — Portfolio Listings
     The following table sets forth key information as of December 31, 2005 with respect to Trizec Properties’ office properties. The economic interest of its owning entity is 100% unless otherwise noted. The total occupancy rates for the markets and portfolio as a whole in the table are weighted based on owned area.

Trizec Canada Inc.	16	Renewal Annual Information Form

		Year of		Owned	Occupancy
		completion/	Total area	area	weighted on
Name (Ownership)(1)	Location	renovation	(sq. ft.)	(sq. ft.)	owned area(2)

Core Markets

Atlanta
Interstate North Parkway	Atlanta, GA	1973/84/01	955,000	955,000	91.3%
Colony Square	Atlanta, GA	1970/73/95	837,000	837,000	88.3%
The Palisades	Atlanta, GA	1981/83/99	627,000	627,000	90.1%
One Alliance Center	Atlanta, GA	2001	558,000	558,000	99.9%
Midtown Plaza	Atlanta, GA	1984/85	504,000	504,000	87.7%

Total — Atlanta	(5 properties)		3,481,000	3,481,000	91.2%

Chicago
Two North LaSalle	Chicago, IL	1979/00	692,000	692,000	96.3%
10 South Riverside	Chicago, IL	1965/99	685,000	685,000	93.1%
120 South Riverside	Chicago, IL	1967/99	685,000	685,000	81.3%
550 West Washington	Chicago, IL	2000	372,000	372,000	70.1%

Total — Chicago	(4 properties)		2,434,000	2,434,000	87.1%

Dallas
Renaissance Tower	Dallas, TX	1974/92	1,739,000	1,739,000	86.5%
Bank One Center (50%)	Dallas, TX	1987	1,531,000	765,000	84.6%
Galleria Towers I, II and III	Dallas, TX	1982/85/91	1,418,000	1,418,000	89.6%
Plaza of the Americas (50%)	Dallas, TX	1980	1,176,000	588,000	68.4%

Total — Dallas	(4 properties)		5,864,000	4,510,000	84.8%

Houston
Allen Center	Houston, TX	1972/78/80/95	3,184,000	3,184,000	88.5%
Cullen Center
Continental Center I	Houston, TX	1984	1,098,000	1,098,000	75.2%
Continental Center II	Houston, TX	1971	449,000	449,000	87.4%
Kellogg Brown & Root Tower (50%)	Houston, TX	1978	1,048,000	524,000	84.1%
500 Jefferson	Houston, TX	1962/83	390,000	390,000	73.1%

Total — Houston	(5 properties)		6,169,000	5,645,000	84.3%

Los Angeles Area
Bank of America Plaza	Los Angeles, CA	1974	1,422,000	1,422,000	90.8%
Ernst & Young Plaza	Los Angeles, CA	1985	1,245,000	1,245,000	88.7%
Figueroa at Wilshire	Los Angeles, CA	1990	1,039,000	1,039,000	89.4%
Marina Towers (50%)	Los Angeles, CA	1971/76	381,000	191,000	87.3%
Landmark Square	Long Beach, CA	1991	443,000	443,000	86.1%

Total — Los Angeles Area	(5 properties)		4,530,000	4,340,000	89.2%

New York Area
One New York Plaza	New York, NY	1970/95	2,458,000	2,458,000	95.6%
The Grace Building (50%)	New York, NY	1971/02	1,518,000	758,000	99.3%
1411 Broadway (50%)	New York, NY	1970	1,146,000	572,000	97.6%
1065 Ave. of the Americas (99%)	New York, NY	1958	665,000	659,000	92.6%
1460 Broadway (50%)	New York, NY	1951/00	215,000	107,000	100.0%
Newport Tower	Jersey City, NJ	1990	1,061,000	1,061,000	76.1%

Total — New York Area	(6 properties)		7,063,000	5,615,000	92.3%

Washington, D.C. Area
1200 K Street, N.W.	Washington, D.C.	1992	389,000	389,000	98.4%
2000 L Street, N.W.	Washington, D.C.	1968/98	383,000	383,000	98.8%
Victor Building (50%)	Washington, D.C.	2000	343,000	172,000	99.8%
2001 M Street (98%)	Washington, D.C.	1987	229,000	224,000	100.0%
1225 Connecticut, N.W.	Washington, D.C.	1968/94	217,000	217,000	98.0%
1400 K Street, N.W.	Washington, D.C.	1982/02	189,000	189,000	96.9%
1250 Connecticut, N.W.	Washington, D.C.	1964/96	172,000	172,000	93.9%
1250 23rd Street, N.W.	Washington, D.C.	1990	116,000	116,000	100.0%
2401 Pennsylvania	Washington, D.C.	1991	77,000	77,000	93.6%

Washington, D.C.	(9 properties)		2,115,000	1,939,000	98.1%

Bethesda Crescent	Bethesda, MD	1987	269,000	269,000	86.2%
Silver Spring Metro Plaza	Silver Spring, MD	1986	688,000	688,000	97.6%

Suburban Maryland	(2 properties)		957,000	957,000	94.4%

Trizec Canada Inc.	17	Renewal Annual Information Form

		Year of		Owned	Occupancy
		completion/	Total area	area	weighted on
Name (Ownership)(1)	Location	renovation	(sq. ft.)	(sq. ft.)	owned area(2)
Two Ballston Plaza	Arlington, VA	1988	223,000	223,000	99.9%
1550 Wilson Boulevard	Arlington, VA	1983	136,000	136,000	84.2%
1560 Wilson Boulevard	Arlington, VA	1987	126,000	126,000	69.6%
12010 Sunrise Valley Drive	Reston, VA	1980	238,000	238,000	0.0%
One Reston Crescent	Reston, VA	2000	185,000	185,000	100.0%
Sunrise Tech Park	Reston, VA	1983/85	315,000	315,000	100.0%

Northern Virginia	(6 properties)		1,223,000	1,223,000	75.6%

Total — Washington, D.C. Area	(17 properties)		4,295,000	4,119,000	90.6%

Secondary Markets

Charlotte
Bank of America Plaza	Charlotte, NC	1974	891,000	891,000	99.3%
First Citizens Plaza	Charlotte, NC	1985	477,000	477,000	89.5%

Total — Charlotte	(2 properties)		1,368,000	1,368,000	95.9%

Minneapolis
Northstar Center	Minneapolis, MN	1916/62/86	813,000	813,000	71.6%

Total — Minneapolis	(1 property)		813,000	813,000	71.6%

Tulsa
Williams Center I & II	Tulsa, OK	1982/83	770,000	770,000	82.8%

Total — Tulsa	(1 property)		770,000	770,000	82.8%

Total	(50 properties)		36,787,000	33,095,000	88.2	%(3)

(1) The economic interest of Trizec Properties’ owning entity is 100% unless otherwise noted.

(2) Total occupancy as shown is weighted average based on owned area.

(3) The occupancy for the 100% owned properties was 88.2%. The occupancy for the real estate joint venture properties which is based on total area was 88.3%.
Risks Relating to Trizec Properties
     The following risk factors are relevant to Trizec Properties and Trizec Properties Common Stock. Because the principal asset of Trizec Canada is its indirect interest in shares of Trizec Properties Common Stock, substantially all of the following risks are also relevant to Trizec Canada. These risks are set out in detail starting on page 10 of the Trizec Properties Form 10-K, and are included as Schedule A to this Annual Information Form.
.	Trizec Properties’ operating and financial performance and its financial conditions, as well as the value of its real estate assets, are subject to the risks incidental to the ownership and operation of real estate properties.

.	Trizec Properties’ inability to enter into renewal or new leases on favourable terms for all or a substantial portion of space that is subject to expiring leases would adversely affect its revenue, cash flows and operating results.

.	Decreases in occupancy and rental rates would harm Trizec Properties’ revenue and operating results.

.	If a significant number of Trizec Properties’ tenants or a major tenant defaulted on their leases or sought bankruptcy protection, its cash flows and operating results would suffer.

.	Trizec Properties’ business is substantially dependent on the economic climates of seven core markets and the adverse conditions in these markets, or in the economy generally, may adversely impact its results of operations and financial condition.

.	Provisions for losses of real estate investments may negatively affect Trizec Properties’ operating results.

.	If Trizec Properties has difficulty selling its properties due to economic, tax and other reasons, it may not be able to sell its properties when appropriate and its repositioning strategy may be negatively impacted.

Trizec Canada Inc	18	Renewal Annual Information Form

.	The continuing threat of terrorism may adversely affect operating results from properties held by Trizec Properties.

.	Compliance with Trizec Properties’ tax cooperation agreement with Trizec Canada may limit its flexibility in making real estate investments and conducting its business.

.	Trizec Properties’ financial covenants could adversely affect its financial condition and results of operations.

.	Trizec Properties’ degree of leverage may adversely affect its business and the market price of the Trizec Properties Common Stock.

.	If Trizec Properties is unable to manage its interest rate risk effectively, its cash flows and operating results may suffer.

.	Trizec Properties’ insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates, which could adversely affect its financial condition and results of operations.

.	Fixed real estate costs may intensify revenue losses when income from properties held by Trizec Properties decreases.

.	Trizec Properties’ competitors may adversely affect its ability to lease its properties, which may cause its cash flows and operating results to suffer.

.	Trizec Properties faces significant competition for acquisitions which could adversely affect its growth strategy.

.	Trizec Properties faces various risks associated with property acquisitions.

.	Properties that Trizec Properties acquires may result in unknown liability and require it to pay a significant amount to contest or satisfy such liability, which would adversely affect its operating results.

.	Because Trizec Properties must distribute a substantial portion of its net income to qualify as a REIT, it may be dependent on third-party sources of capital to fund its future capital needs.

.	Trizec Properties faces risks associated with the use of debt to finance its business, including refinancing risk.

.	Restrictions in loan agreements may limit the distributions Trizec Properties receives from its operating subsidiaries and the amounts available for distributions to stockholders as dividends on its common stock.

.	Trizec Properties’ success depends on key personnel whose continued service is not guaranteed.

.	Environmental problems at properties held by Trizec Properties are possible and may be costly.

.	Additional regulations applicable to properties held by Trizec Properties could require it to make substantial expenditures to ensure compliance, which could adversely affect its cash flows and operating results.

.	Compliance with changing regulations of corporate governance and public disclosure may result in additional expense.

Trizec Canada Inc.	19	Renewal Annual Information Form

.	Trizec Properties’ compliance or failure to comply with the Americans with Disabilities Act could result in substantial costs.

.	Trizec Properties does not have sole control over the properties that it holds with co-venturers or partners or over the revenues and certain decisions associated with those properties, which may limit its flexibility with respect to these investments.

.	Trizec Properties’ failure to qualify as a REIT would decrease the funds available for distribution to its stockholders and adversely affect the market price of the Trizec Properties Common Stock.

.	P.M. Capital Inc., a corporation controlled by Peter Munk, maintains an ownership interest in Trizec Canada by which Mr. Munk will control the election of members of the board of directors of Trizec Properties until January 1, 2008.

.	An ownership limitation in Trizec Properties’ certificate of incorporation may adversely affect the market price of the Trizec Properties Common Stock.

.	Changes in market conditions, higher market interest rates and low trading volume may adversely affect the market price of the Trizec Properties Common Stock.

.	The sale or availability for sale of approximately 60 million shares of Trizec Properties Common Stock owned indirectly by Trizec Canada or shares of Trizec Properties Common Stock that may be issued hereafter could adversely affect the market price of Trizec Properties Common Stock.

.	Limits on changes of control may discourage takeover attempts that may be beneficial to holders of Trizec Properties Common Stock.

.	An anticipated increase in taxes applicable to dividends that Trizec Properties pays to a Hungarian subsidiary of Trizec Canada may decrease the amount of Trizec Properties’ dividends on the Trizec Properties Common Stock.

.	The issuance of additional shares of Trizec Properties Common Stock pursuant to the terms of the Trizec Properties Class F Convertible Stock may dilute stockholders’ interest in Trizec Properties and adversely affect the market price of the Trizec Properties Common Stock.

.	The reduction of the tax rate on certain dividends from non-REIT C corporations may adversely affect Trizec Properties and its stockholders.

.	Trizec Properties may have to pay federal income taxes with respect to past years or it might have to pay additional distributions to its stockholders as a result of a current Internal Revenue Service Audit of it and certain of its subsidiaries.

.	Even if Trizec Properties qualifies as a REIT, it is required to pay some taxes, which may result in less cash available for distribution to stockholders.
DIVIDENDS
     During the first quarter of 2005, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On April 22, 2005, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the first quarter of 2005.

Trizec Canada Inc.	20	Renewal Annual Information Form

     During the second quarter of 2005, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On July 22, 2005, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the second quarter of 2005.
     During the third quarter of 2005, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On October 24, 2005, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the third quarter of 2005.
     During the fourth quarter of 2005, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On January 24, 2006, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the fourth quarter of 2005.
     During the first quarter of 2004, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On April 22, 2004, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the first quarter of 2004.
     During the second quarter of 2004, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On July 22, 2004, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the second quarter of 2004.
     During the third quarter of 2004, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On October 22, 2004, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the third quarter of 2004.
     During the fourth quarter of 2004, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On January 25, 2005, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the fourth quarter of 2004.
     During the first quarter of 2003, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On April 25, 2003, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the first quarter of 2003.
     During the second quarter of 2003, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On July 22, 2003, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the second quarter of 2003.
     During the third quarter of 2003, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On October 22, 2003, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the third quarter of 2003.
     During the fourth quarter of 2003, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On January 22, 2004, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the fourth quarter of 2003.
     Trizec Properties’ stated policy is to make distributions to holders of its common stock that are at least equal to the minimum amount required to maintain REIT status each year through regular dividends.
     Until November 2007, Trizec Canada intends to pay the same per share dividend on the Trizec Canada Shares as Trizec Properties pays per share of Trizec Properties Common Stock.

Trizec Canada Inc.	21	Renewal Annual Information Form

     For information on the Corporation’s ability to pay dividends, please refer to “Risk Factors and Fund Future Expenses – Ability to Pay Quarterly Dividends Equivalent to Quarterly Dividends Paid on Trizec Properties Common Stock” on page 6.
CAPITAL STRUCTURE
Share Capital
     At December 31, 2005, the authorized share capital of the Corporation consisted of: (a) an unlimited number of subordinate voting shares without par value, carrying one vote per share; and (b) 7,522,283 multiple voting shares without par value, carrying 50 votes per share. Pursuant to a trust agreement, the holder of all of the multiple voting shares has agreed not to vote more than that number of multiple voting shares carrying votes in the aggregate that represent a simple majority of all votes entitled to be cast on a matter by all holders of voting securities of Trizec Canada in the aggregate. Also pursuant to the trust agreement, the holder of the multiple voting shares has agreed not to sell any multiple voting shares under circumstances in which securities legislation would require the same offer or a follow-up offer to be made to holders of subordinate voting shares if the sale by the holder was a sale of subordinate voting shares, unless a concurrent offer, identical in all material respects, is made to each holder of subordinate voting shares to purchase the same percentage of subordinate voting shares as is being offered to be purchased from each holder of multiple voting shares to whom the offer is being made.
     The rights attaching to the multiple voting shares are subject to the limitations contained in the Articles. These include a provision that multiple voting shares will convert automatically into subordinate voting shares if, during the time when Mr. Munk is a director of the Corporation, they are transferred, except in the case of (i) a transfer to a member of Mr. Munk’s immediate family or a corporation owned by them, provided that the transferee is a Canadian (as that term is defined in the Investment Canada Act) and Mr. Munk or his immediate family beneficially own a majority of the multiple voting shares, or (ii) a transfer to a purchaser who has offered to purchase each of the outstanding subordinate voting shares for consideration identical to that offered for each of the multiple voting shares and who thereafter would own a majority of the multiple voting shares. Furthermore, upon Mr. Munk ceasing to be a director of the Corporation, the multiple voting shares, including any that may have been transferred to a Canadian member of Mr. Munk’s immediate family, will convert automatically into subordinate voting shares unless the multiple voting shares are then held by a person who, at the time of acquiring the multiple voting shares, made an offer to purchase each of the outstanding subordinate voting shares for consideration identical to that offered for each of the multiple voting shares. The multiple voting shares are convertible into subordinate voting shares, in the foregoing circumstances and at the option of the holder, on the basis of one subordinate voting share for each multiple voting share converted.
     Holders of Trizec Canada Shares are entitled to receive dividends as and when declared by the Board and all dividends declared on the multiple voting shares and the subordinate voting shares will be declared and paid in equal amounts per share without preference or distinction.
     Holders of Trizec Canada Shares have a right to require Trizec Canada to redeem all or part of the shares held by them upon payment of the Retraction Price determined in accordance with the Articles of Trizec Canada. Until August 15, 2007, the Retraction Price is equal to the least of (i) 95% of the arithmetic average of the closing price for the subordinate voting shares on the Toronto Stock Exchange (the “TSX”) for the 10-day trading period following the “Retraction Pricing Date” (as determined in accordance with the Articles of Trizec Canada), (ii) the price at which the last board lot of subordinate voting shares traded on the TSX on the Retraction Pricing Date, and (iii) the per share after-tax net asset value of Trizec Canada as set out in the next net asset value notice published following the applicable Retraction Pricing Date. In accordance with the Articles of Trizec Canada, the per share after-tax net asset value used to determine the Retraction Price will be based on, (i) the current market value of the Corporation’s assets, (ii) a notional amount representing the amount of cash that Trizec Canada would be entitled to receive if all options that were in-the-money were exercised on the date that the

Trizec Canada Inc.	22	Renewal Annual Information Form

calculation is made, (iii) liabilities as recorded in the Corporation’s financial statements, (iv) amounts that would be payable in respect of FIRPTA tax if all the shares of Trizec Properties Common Stock were disposed of, and (v) allowances (which do not meet the definition of a liability or contingent liability in accordance with Canadian GAAP and are therefore not provided for or disclosed in the financial statements) for other liabilities contingent or otherwise that may be asserted in the future. The Retraction Price following August 15, 2007 will be the per share after-tax net asset value of Trizec Canada as set out in the next net asset value notice published following the applicable Retraction Pricing Date.
     In the event of the liquidation, dissolution or winding-up of the Corporation, holders of Trizec Canada Shares will be entitled to receive the remaining property and assets of the Corporation and to participate rateably in any distribution thereof without preference or distinction as to class of share.
Constraints on Shares
     The Articles of Trizec Canada restrict the ownership of Trizec Canada Shares as described below.
     The By-laws of Trizec Canada provide that Trizec Canada may, subject to the Canada Business Corporations Act (the “CBCA”) and the regulations promulgated thereunder, require that any person in whose name Trizec Canada subordinate voting shares and multiple voting shares (together, the “Trizec Canada Shares”) are registered, or any person seeking to have a transfer of a Trizec Canada Share registered in its name or to have a Trizec Canada Share issued to it, furnish a statutory declaration declaring, among other matters, whether such person is a non-Canadian Resident. In this section, a Canadian Resident means a partnership or a person who is a resident of Canada for purposes of the Tax Act and who has, when requested, so certified, but does not include (i) a partnership that is not a “Canadian partnership” as defined in the Tax Act, or (ii) a trust unless the trust is a resident of Canada for purposes of the Tax Act and the interests in such trust of beneficiaries who are Canadian Residents have an aggregate value equal to or greater than 95% of the value of the interest of all beneficiaries in the trust.
     For purposes of this section, Trizec Canada Constrained Shares mean Trizec Canada Shares and any other shares of Trizec Canada carrying voting rights under all circumstances or by reason of an event that has occurred and is continuing and includes a security that is currently convertible into such share and a currently exercisable option to or right to acquire such share or such convertible security. The Articles of Trizec Canada provide that a Trizec Canada Constrained Share will not be issued nor will a transfer of a Trizec Canada Constrained Share be registered to a person who is not a Canadian Resident if:
(a)	after giving effect to such issuance or transfer of Trizec Canada Constrained Shares, the total number of Trizec Canada Constrained Shares held by or on behalf of non-Canadian Residents would exceed the maximum number of Trizec Canada Constrained Shares that may be held from time to time by or on behalf of non-Canadian Residents (the “Maximum Aggregate Holdings”); or

(b)	the total number of Trizec Canada Constrained Shares held by or on behalf of non-Canadian Residents exceeds the Maximum Aggregate Holdings.
In connection with these restrictions, the Articles of Trizec Canada also provide that:
(a)	if the number of Trizec Canada Shares held by persons other than Canadian Residents exceeds the Maximum Aggregate Holdings, Trizec Canada may, to the extent permitted by the CBCA and the regulations promulgated thereunder, sell, as if it were the owner thereof, any Trizec Canada Constrained Shares that are owned by non-Canadian Residents in order to reduce the number of Trizec Canada Constrained Shares held thereby; and

Trizec Canada Inc.	23	Renewal Annual Information Form

(b)	registration of a transfer of or the issuance of a Trizec Canada Constrained Share may be refused if the issue or transfer is to a person who may be a non-Canadian Resident and who has failed to furnish to Trizec Canada information requested to establish that such person is a Canadian Resident.
     The Maximum Aggregate Holdings at any time is equal to a percentage of the Trizec Canada Constrained Shares, including the number of such shares that would be issued if all Trizec Canada Stock Options then exercisable were exercised at such time. The applicable percentage is equal to (i) 45%, less, provided it is a positive number, (ii) the percentage that (a) the number of Trizec Canada Stock Options owned by Canadian Residents minus the number of Trizec Canada Stock Options owned by non-Canadian Residents is of (b) the total number of the Trizec Canada Constrained Shares, including the number of such shares that would be issued if all Trizec Canada Stock Options then exercisable were exercised at such time.
Other Securities
Exchangeable Debentures
     As at December 31, 2005, there were outstanding approximately $204.4 million principal amount Floating Rate Debentures, Series 1999-1, $204.4 million principal amount Floating Rate Debentures, Series 1999-2 and $275.0 million principal amount 3% Exchangeable Debentures (collectively, the “exchangeable debentures”). The 3% Exchangeable Debentures mature on January 29, 2021 and the Floating Rate Debentures, Series 1999-1 and Series 1999-2 mature on March 12, 2024.
     The principal amount of the exchangeable debentures are redeemable at the option of the holders for a fixed number of common shares of Barrick Gold Corporation (“Barrick”), subject to the right of the Corporation to deliver cash or a combination of cash and Barrick common shares in lieu of the prescribed number of Barrick common shares. The Corporation owns 30,299,558 common shares of Barrick that are pledged as collateral for the full satisfaction of the Corporation’s obligations with respect to the principal amount of the exchangeable debentures upon the exchange or maturity thereof. It is currently anticipated that Barrick common shares will be delivered to holders of the exchangeable debentures in connection with any exercise of the exchange rights, or upon maturity.
     After January 29, 2006, the Corporation has the right to redeem the balance of the 3% Exchangeable Debentures at any time at a redemption price equal to the principal amount plus accrued and unpaid interest in cash.
     The Corporation has the right to redeem the balance of the two series of Floating Rate Debentures at any time at a redemption price equal to the principal amount plus accrued and unpaid interest in cash, in addition to the payment of an early redemption premium of $5.5 million.
     TrizecHahn was the original issuer of the exchangeable debentures. Effective January 1, 2006, Trizec Hahn Corporation amalgamated into Trizec Canada Inc. Pursuant to the amalgamation, Trizec Canada entered into supplemental trust indentures providing for the assumption of the exchangeable debentures by the Corporation. The exchangeable debentures continue to have all of the same rights and entitlements, including the accrual and payment of interest.

Trizec Canada Inc.	24	Renewal Annual Information Form

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
     The following summarizes Trizec Canada’s operating results on a quarterly basis. In addition to the accounting change, certain comparatives have been reclassified to conform to the current year’s presentation of discontinued operations.

For the year ended December 31, 2005	1st	2nd	3rd	4th
(US$ millions, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Year

Share of earnings of Trizec Properties	$7.9	9.2	4.1	1.1	22.3
Income from continuing operations	5.7	4.8	6.7	8.1	25.3
Discontinued operations	3.2	9.9	10.2	37.7	61.0
Net income	8.9	14.7	16.9	45.8	86.3
Income per share – basic and diluted
Continuing operations	0.10	0.08	0.11	0.14	0.42
Discontinued operations	0.05	0.17	0.17	0.63	1.02
Net income	0.15	0.25	0.28	0.77	1.44

For the year ended December 31, 2004	1st	2nd	3rd	4th
(US$ millions, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Year

Share of earnings of Trizec Properties	$9.9	(9.4)	11.1	8.8	20.4
Income from continuing operations	13.5	27.8	9.9	11.6	62.8
Discontinued operations	18.6	(43.3)	16.3	36.4	28.0
Net income (loss)	32.1	(15.5)	26.2	48.0	90.8
Income (loss) per share – basic and diluted
Continuing operations	0.23	0.46	0.17	0.19	1.05
Discontinued operations	0.31	(0.72)	0.27	0.61	0.47
Net income (loss)	0.54	(0.26)	0.44	0.80	1.52
SUMMARY ANNUAL INFORMATION
     The following summarizes selected financial data for Trizec Canada for each of the three most recently completed financial years. In addition to the accounting change, certain comparatives have been reclassified to conform to the current year’s presentation of discontinued operations.

As at December 31,
(US$ millions, except per share amounts)	2005	2004	2003

Investment in Trizec Properties, Inc.	$797.7	760.1	765.8
Total assets	1,410.9	1,382.4	1,385.6
Exchangeable debentures
Carrying amount	844.4	733.9	688.1
Deferred amount	46.5	157.0	202.8

For the years ended December 31,	2005	2004	2003

Share of earnings of Trizec Properties	$22.3	20.4	55.6
Income from continuing operations	25.3	62.8	118.6
Discontinued operations	61.0	28.0	18.7
Net income	86.3	90.8	137.3
Income per share – basic and diluted
Continuing operations	$0.42	1.05	1.98
Discontinued operations	$1.02	0.47	0.31
Net income	$1.44	1.52	2.29
Cash dividends per share	$0.80	0.80	0.60

Trizec Canada Inc.	25	Renewal Annual Information Form

AUDIT COMMITTEE
Charter
     The Audit Committee of the Board of Directors of the Corporation has a formal charter setting out its mandate and responsibilities. The full charter is set out in Schedule “B” to this Annual Information Form.
Composition
     The Audit Committee is composed entirely of independent directors. All the members of the Audit Committee are financially literate and have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity that can reasonably be expected to be raised by the Corporation’s financial statements. The members of the Audit Committee are fully qualified to monitor the performance of management, the public disclosures by the Corporation of its financial condition and performance, its internal accounting operations and its independent auditors. In addition, the Audit Committee has the ability on its own to retain outside counsel, accountants or other consultants whenever it deems appropriate. The members of the committee are Howard L. Beck, Dr. Alan R. Hudson and Donald L. Lenz. Their experience and education, relevant to the performance of their responsibilities as an Audit Committee member, is as follows:
Howard L. Beck is a business advisor and corporate director. Mr. Beck practiced corporate/securities law from 1962 to 1989 as a senior partner of the Toronto law firm of Davies, Ward & Beck. Mr. Beck has served as Vice Chairman of Barrick Gold Corporation and The Horsham Corporation (a predecessor to TrizecHahn Corporation). Mr. Beck is currently a director of, and advisor to, a number of companies, such as Barrick Gold Corporation, Cineplex Galaxy Income Fund and Citibank Canada. During his career, Mr. Beck has been instrumental in concluding numerous complex business transactions and has extensive experience in performing financial statement analysis and evaluation. Mr. Beck is also a member of the Audit Committee of Barrick Gold Corporation, Cineplex Galaxy Income Fund and Citibank Canada. Mr. Beck holds a Bachelor of Arts and an LL.B. from the University of British Columbia and an LL.M. from Columbia University in New York.
Dr. Alan R. Hudson was appointed the Lead, Access to Services and Wait Time Strategy, Health Results Team by the Ontario Ministry of Health and Long-Term Care. Throughout his career, Dr. Hudson has gained extensive financial experience in overseeing budgeting and operational analysis and evaluation, and has an in-depth knowledge of financial statements. Formerly the President and CEO of Cancer Care Ontario, he led the integration of 11 cancer centres with their host hospitals. He was also President and CEO of Toronto’s University Health Network where he led the integration of Princess Margaret Hospital with the Toronto Hospital and the incorporation of Doctor’s Hospital, creating the University Health Network. Prior to being appointed President and CEO, Dr. Hudson was the Chair for Cancer Services Implementation Committee, the McCutcheon Chair and Surgeon-in-Chief at The Toronto Hospital, an Honorary President of the World Federation of Neurosurgical Societies and the Chairman, Department of Neurosurgery, at the University of Toronto. Dr. Hudson was a member of the Audit Committee of each of Cancer Care Ontario and Toronto’s University Health Network. Dr. Hudson attended the University of Cape Town, University of Toronto, Oxford University and Harvard Business School.
Donald L. Lenz is a Managing Director of Newport Partners, a company specializing in personal and corporate wealth management. Prior to joining Newport, Mr. Lenz was Vice President and Director of the Corporate and Investment Banking Division of RBC Dominion Securities, where his responsibilities included new business development and client coverage of a number of the company’s major clients. Mr. Lenz was also Vice President Corporate Finance with Goldman Sachs & Co., specializing in Canada. Throughout his career, Mr. Lenz has analyzed private and public-traded corporations of all sizes, including closely reviewing and evaluating their financial statements. Mr. Lenz serves as a member of several

Trizec Canada Inc.	26	Renewal Annual Information Form

boards of directors, including DataMirror Corporation, Mad Catz Interactive Inc., Brompton EWI Management Limited, Brompton Energy Trust Management Limited, Brompton Split Banc. Corp, ENMAX Corporation, Cancer Care Ontario and The Laidlaw Foundation. Mr. Lenz is a member of the Audit Committee of each of DataMirror Corporation, Mad Catz Interactive Inc. and ENMAX Corporation. Mr. Lenz holds a Bachelor of Science degree in chemical engineering from the University of Saskatchewan.
External Auditor Service Fees
     In keeping with its mandate, the Audit Committee has reviewed the nature and amount of non-audit services provided by PricewaterhouseCoopers LLP to the Corporation to ensure auditor independence. The fees billed by PricewaterhouseCoopers LLP for audit and non-audit services for the years ended December 31, 2005 and 2004 are set out in the table below. These amounts exclude fees incurred by Trizec Properties. Trizec Properties’ Board of Directors, Committees and management act independent of Trizec Canada. Disclosure of Trizec Properties’ principal accountant fees and services may be found in its Form 10-K filed with the United States Securities and Exchange Commission on March 14, 2006.

Type of Fees (US$ millions)
For the years ended December 31,	2005	2004

Audit fees	$0.4	0.3
Audit-related services	—	0.1
Tax services fees	0.4	0.5
All other fees	0.3	0.1

Total	$1.1	1.0

     Audit fees include professional services rendered by the external auditors to perform the annual audit and quarterly reviews of the Corporation’s consolidated financial statements, and accounting consultations and services required by legislation such as comfort letters, consents, reviews of security filings and statutory audits. Audit-related services include accounting consultations on proposed transactions, internal control reviews and audit of subsidiaries not required by legislation or consultation. Tax service fees include all services for tax compliance, tax planning and tax advice. All other fees in 2005 relate principally to support services provided for a proposed capital transaction, which was expected to be beneficial to the Corporation’s shareholders. In 2004, fees are attributable to liquidation services provided to the Corporation for the closure of European entities.
Pre-Approval Policies and Procedures
The Audit Committee has adopted procedures for the pre-approval of permitted non-audit services. Annually, the Corporation will provide the Audit Committee with a list of non-audit services that may be provided during the year to the Corporation. The Audit Committee will review the services with the auditor and management, considering whether the provision of the service is compatible with maintaining the auditor’s independence. Management may engage the auditor for specific engagements that are included in the list of pre-approved services referred to above if the estimated fees do not exceed or cause it to exceed the total amount pre-approved. The Audit Committee delegates authority to the Chairman of the Audit Committee to approve requests for non-audit services not included in the pre-approved list of services or for services not previously pre-approved by the Audit Committee, provided that any such services approved by the Chairman will be reported to the full Audit Committee at its next meeting. On a semi-annual basis, management of Trizec Canada is required to update the Audit Committee in respect of the actual amount of fees in comparison to the pre-approved estimate.

Trizec Canada Inc.	27	Renewal Annual Information Form

DIRECTORS AND OFFICERS
     The directors of Trizec Canada as at December 31, 2005 are listed below.

		Number and Class of Shares (2)
	Municipality of	Subordinate		Multiple
Name, Year Person First Became a Director and Principal Occupation (1)	Residence	Voting Shares		Voting Shares

Howard L. Beck (1990-1996, 1997-2002, 2002-2003)(3)(4)	Toronto,	49,353		—
Corporate Director	Ontario
C. William D. Birchall (1987-2002, 2002-2003)	Toronto,	1,602,500		—
Corporate Director	Ontario
Dr. Alan R. Hudson (2003) (3)(4)	Toronto,	3,500	(5)	—
Lead of Access to Services/Wait Times	Ontario
(Provincial Wait Times Strategy of the Ontario Ministry of Health and Long Term Care)
Donald L. Lenz (2003) (3)(4)	Toronto,	2,000		—
Managing Director, Newport Partners Inc.	Ontario
(personal and corporate wealth management)
Peter Munk (1987-2002, 2002-2003)	Toronto,	1,972,435	(6)	7,522,283	(6)
Chairman and Chief Executive Officer, Trizec Canada;	Ontario
Chairman,Trizec Properties; Chairman, Barrick Gold Corporation (gold mining company)
Robert B. Wickham (2003)	Oakville,
President, Trizec Canada	Ontario	2,000		—

Notes:

(1)	The period ending 2002 reflects membership on the board of directors of the Corporation’s wholly-owned subsidiary, Trizec Hahn Corporation. The term of office of each director will expire on the date of the next annual meeting of shareholders of the Corporation where their successors are elected.

(2)	The information as to shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective directors individually. All of the information is as at December 31, 2005.

(3)	Member of the Audit Committee.

(4)	Member of the Compensation, Corporate Governance and Nominating Committee.

(5)	Dr. Hudson’s holdings include 3,500 subordinate voting shares owned by family members.

(6)	Mr. Munk’s holdings include 1,972,435 subordinate voting shares and 7,522,283 multiple voting shares owned through P.M. Capital Inc. Mr. Munk’s multiple voting shares are convertible into subordinate voting shares, at his option, on the basis of one subordinate voting share for each multiple voting share converted. P.M. Capital Inc. has agreed not to vote more than that number of multiple voting shares carrying votes, in the aggregate that represent a simple majority of all votes entitled to be cast on the matter by all holders of voting securities of Trizec Canada in the aggregate.
The officers of Trizec Canada as at December 31, 2005 are listed below.

Name and Principal Occupation	Municipality of Residence

Peter Munk	Toronto, Ontario
Chairman and Chief Executive Officer

Robert B. Wickham	Oakville, Ontario
President

Colin J. Chapin	Toronto, Ontario
Senior Vice President, Chief Financial Officer and Corporate Secretary

Richard M. Cecconi	Toronto, Ontario
Controller

William E. Jupp Director, Financial Reporting and Assistant Secretary	Toronto, Ontario

Trizec Canada Inc.	28	Renewal Annual Information Form

     As of December 31, 2005, the directors and senior officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over: (i) 3,631,788 subordinate voting shares, or approximately 6.9% of the total issued and outstanding subordinate voting shares; and (ii) 7,522,283 multiple voting shares, or 100% of the issued and outstanding multiple voting shares.
     All officers of the Corporation have been engaged for more than five years in their current principal occupation or in other capacities with the Corporation or its predecessors.
INTEREST OF EXPERTS
     The auditors of the Corporation are PricewaterhouseCoopers LLP, 77 King Street West, Suite 3000, Toronto, Ontario, Canada M5K 1G8. PricewaterhouseCoopers LLP is independent of the Corporation in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.
MARKET FOR SECURITIES
     The Corporation’s subordinate voting shares are listed and posted for trading on the Toronto Stock Exchange under the symbol “TZC.SV”. The following table outlines the closing share price trading range and volume of shares traded by month in 2005 on the Toronto Stock Exchange.

Share Price Trading Range
2005	High	Low	Share Volume
	(C$ per share)		(millions)
January	20.39	19.10	4.9
February	20.90	19.40	0.4
March	20.35	19.22	0.5
April	21.60	19.90	8.1
May	22.75	21.55	1.6
June	22.82	21.60	2.7
July	24.85	22.00	7.4
August	24.85	23.05	0.7
September	25.00	23.51	0.9
October	24.95	23.00	2.5
November	25.00	23.43	1.0
December	25.22	23.95	0.6
MATERIAL CONTRACTS
     The only material contracts entered into by Trizec Canada since January 1, 2002, other than in the ordinary course of business, and which are still in effect are as follows:
1.	Arrangement Agreement dated as of March 8, 2002 by and among Trizec Hahn Corporation, Trizec Canada Inc., 4007069 Canada Inc. and Trizec Properties, Inc.;

2.	Arrangement Agreement Amending Agreement dated as of April 23, 2002 by and among Trizec Hahn Corporation, Trizec Canada Inc., 4007069 Canada Inc. and Trizec Properties, Inc.;

3.	Registration rights agreement dated as of May 2, 2002 between Trizec Properties, Inc., Trizec Canada Inc. and Emerald Blue Kft;

4.	Canadian Tax Co-operation Agreement dated May 8, 2002 between TrizecHahn Office Properties Ltd. and Trizec Properties, Inc.;

Trizec Canada Inc.	29	Renewal Annual Information Form

5.	Insurance Agreement dated as of May 7, 2002 between Trizec Hahn Corporation and Trizec Properties, Inc.; and

6.	Trust Agreement dated as of April 23, 2002 between P.M. Capital Inc., Peter Munk, Trizec Canada Inc. and CIBC Mellon Trust Company.
TRANSFER AGENT AND REGISTRAR
     The transfer agent and registrar for Trizec Canada’s subordinate voting shares is CIBC Mellon Trust Company, whose principal office is located in Toronto, Ontario.
ADDITIONAL INFORMATION
     Additional information, including information with respect to directors and executive officers’ remuneration and indebtedness and options to purchase securities of the Corporation, is contained in the Corporation’s management information circular for its most recent annual meeting of shareholders that involved election of directors, and in the consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2005. Copies of the most recent management information circular, the consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2005, and this Annual Information Form may be obtained upon request from the Corporate Secretary, Trizec Canada Inc., BCE Place, 181 Bay Street, Suite 3820, Toronto, Ontario, Canada M5J 2T3, or accessed through the Corporation’s website at www.trizeccanada.com, or at www.sedar.com. Information contained on these websites does not form part of this Annual Information Form.
     The Corporation shall provide to any person or company, upon request to the Corporate Secretary of Trizec Canada, the following documents:
(a)	at such time as the Corporation is in the course of a distribution of its securities pursuant to a short form prospectus or has filed a preliminary short form prospectus in respect of a proposed distribution of its securities:
(i)	one copy of its latest Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)	one copy of its financial statements for its most recently completed financial year for which such financial statements have been filed together with the report of the auditor thereon, and management’s discussion and analysis of its financial condition and results of operations, and one copy of its interim financial statements subsequent to the filing of its annual financial statements;

(iii)	one copy of its management information circular in respect of its most recent annual meeting of shareholders which involved the election of directors; and

(iv)	one copy of any other reports which are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or
(b)	at any other time, the documents referred to in clauses (a)(i), (ii) and (iii) above (provided that the Corporation may require, at its discretion, the payment of a reasonable charge from such person or company who is not one of its security holders where the documents are furnished under this clause (b)).

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SCHEDULE A
TRIZEC PROPERTIES, INC. – RISK FACTORS
(excerpt from Trizec Properties, Inc. 10-K for the year ended December 31, 2005)
     “ You should carefully consider the risks described below. These risks are not the only ones that we may face. Additional risks not presently known to us or that we currently consider immaterial may also impair our results of operations, financial condition and business operations generally, and hinder our ability to make distributions to our stockholders.
Risks Relating To Our Business
Our operating and financial performance and our financial condition, as well as the value of our real estate assets, are subject to the risks incidental to the ownership and operation of real estate properties.
Our results of operations and financial condition, the value of our real estate assets, and the value of your investment are subject to the risks normally associated with the ownership and operation of real estate properties. These risks include, but are not limited to, the following:
.	adverse changes in the national and regional economic climate, as well as the local economic conditions in core markets in which our properties are located, which generally will negatively impact the demand for office space and rental rates;

.	cyclical nature of the real estate industry, particularly in the commercial office sector, and possible oversupply of office properties, including space available by sublease, or reduced demand for office space in our core markets which would make it more difficult for us to lease space at attractive rental rates, or at all;

.	negative trends in employment levels;

.	competition from other commercial office real estate owners who own properties in our core markets which could cause us to lose current or prospective tenants to other properties or cause us to reduce our rental rates;

.	vacancies and unfavorable changes in market rental rates and our ability to rent space on favorable terms;

.	bankruptcy, insolvency or credit deterioration of our tenants and our ability to collect rents from our tenants;

.	increase in interest rates and lack of availability of attractive financing;

.	increases in operating costs, including utilities, real estate taxes, state and local taxes, heightened security costs and costs incurred for periodic renovations and repairs that are necessary as our properties age;

.	illiquidity of real estate assets, which may make it difficult for us to sell our real estate investments in response to changes in the economic climate and real estate industry;

.	civil unrest, acts of terrorism, earthquakes and other natural disasters or acts of God that may result in underinsured or uninsured losses;

.	relative or decreased attractiveness of our properties to tenants;

.	changes in the availability and affordability of insurance on commercially reasonable terms, in levels of coverage for our real estate assets and in exclusions from insurance policies for our real estate assets; and

.	unfavorable financing market conditions which could affect our ability to complete any property dispositions or acquisitions on a timely basis or on economically attractive terms.
In addition, applicable federal, state and local regulations, zoning and tax laws and potential liability under environmental and other laws may affect real estate values. Further, we must make significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, throughout the period that we own real property regardless of whether the property is producing any income. The risks associated with real estate investments may adversely affect our operating results and financial position, and, therefore, may adversely affect the amount of our dividends or our ability to pay those dividends.
If we are not able to renew leases or enter into new leases on favorable terms or at all as our existing leases expire, our revenue, operating results and cash flows will be reduced.
Scheduled lease expirations in our office portfolio over the next five years average approximately 9% annually on a consolidated basis at December 31, 2005. In particular, we expect significant lease expirations during 2006 for our office properties in the Atlanta, Georgia; Chicago, Illinois; and Los Angeles, California markets. We may be unable to promptly renew leases with our existing tenants or enter into new leases with new tenants due to economic and other factors as our existing leases expire or are terminated prior to the expiration of their current terms. As a result, we could lose a significant source of revenue while remaining responsible for the payment of our obligations. In addition, even if we were able to renew

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existing leases or enter into new leases in a timely manner, the terms of those leases may be less favorable to us than the terms of expiring leases because:
.	the rental rates of the renewal or new leases may be significantly lower than those of the expiring leases; or

.	substantial tenant installation costs, including the cost of required renovations or concessions to tenants, may be significant.
For example, the average gross rental rate on leases that we entered into during 2005 was lower than the average gross rental rate on leases that expired during 2005. In 2005, average gross rental rates on approximately 5.9 million square feet of new and renewal leases for our total portfolio decreased by approximately $0.46 per square foot. The average gross rental rates on approximately 4.7 million square feet of new and renewal leases on a consolidated basis decreased by approximately $1.20 per square foot. Based on owned area, average gross rental rates on approximately 5.3 million square feet of new and renewal leases decreased by approximately $0.77 per square foot. If we are unable to enter into lease renewals or new leases on favorable terms or in a timely manner for all or a substantial portion of space that is subject to expiring leases, our revenue, operating results and cash flows will be adversely affected.
Decreases in occupancy and rental rates will harm our revenue and our operating results.
Due to diminished economic growth, many owners and operators of commercial office properties have experienced a decline in occupancy in recent years. Costs associated with owning properties, however, generally remain unchanged even if occupancy rates decrease. If we experience declining occupancy in our properties, our revenue and operating results will be significantly harmed.
If a significant number of our tenants or a major tenant defaulted on their leases or sought bankruptcy protection, our cash flows and operating results would suffer.
Our tenants may experience a downturn in their business, which could weaken their financial condition and result in the tenants’ inability to make rental payments in a timely manner. Our leases generally do not contain restrictions designed to ensure the creditworthiness of our tenants. In some cases, a tenant that is facing financial difficulty may delay lease commencement or simply cease making rental payments. If either of these events occurs with respect to a significant number of our tenants or a major tenant it will significantly harm our revenues and negatively affect our operating results. In addition, a tenant may seek the protection of bankruptcy, insolvency or similar laws. If a tenant files for bankruptcy, we cannot evict the tenant solely because of such bankruptcy; however, as part of the bankruptcy proceeding, a court may authorize the tenant to reject and terminate its lease with us. In such a case, our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease, and certain amounts paid to us within 90 days prior to the tenant’s bankruptcy filing could be required to be returned to the tenant’s bankruptcy estate. In other circumstances where a tenant’s financial condition has become impaired, we have agreed to partially or wholly terminate the lease in advance of the termination date in consideration for a lease termination fee that is less than the agreed rental amount. In any event, it is unlikely that a bankrupt tenant will pay in full the amounts it owes us under a lease. The resulting loss of rental payments and costs associated with re-leasing those leasable spaces could adversely affect our cash flows and operating results, thereby reducing the amount of our dividends.
Our business is substantially dependent on the economic climates of seven core markets and the adverse conditions in these markets, or in the national economy generally, may adversely impact our results of operations and financial condition.
Our real estate portfolio consists of office properties in seven core markets, located in the following major metropolitan areas: Atlanta, Georgia; Chicago, Illinois; Dallas, Texas; Houston, Texas; Los Angeles, California; New York, New York; and Washington, D.C. Based on owned area, these markets represented approximately 10%, 8%, 8%, 12%, 14%, 23% and 18%, respectively, of our property operating income and approximately 93% of our property operating income in the aggregate. In addition, upon consummation of our pending acquisition of the Arden portfolio in Southern California, the concentration of our properties in the Los Angeles, California market will increase significantly, further increasing our reliance on this market. As a result, our business is substantially dependent on the economic climate within these markets. A continuing, prolonged downturn in the economies of these core markets, or the impact that a downturn in the overall national economy may have on these markets, could result in further reduced demand for office space. Because our portfolio consists primarily of office buildings (as compared to a more diversified real estate portfolio), a downturn in demand for office space in any one of our core markets could have a material impact on our ability to lease the office space in our portfolio and may adversely impact our financial results and our cash flows.
Provisions for losses of real estate investments may negatively affect our operating results.
Under the relevant accounting rules, if we decide to sell one or more of our real estate assets, we are required to re-assess the fair value of those properties based on the anticipated cash flows that such properties will generate in light of the reduction of

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their holding period. In addition, with respect to our properties that we intend to continue to own, we also are required to assess the performance and prospects of each such property when events or changes in circumstances indicate that their “carrying value” (or book value) may not be recoverable. Based on reassessment, we are required to reflect on our financial statements the lower of either fair value or carrying value of these properties. To the extent that the carrying value of these properties exceeds their fair value, we are further required to recognize an impairment charge equal to such excess amount. As we continue to monitor the performance of our properties and implement our repositioning strategy in the future, we may recognize additional impairment charges that are significant, which would adversely affect our results of operations.
We may have difficulty selling our properties due to economic, tax and other reasons. As a result, we may not be able to sell our properties when appropriate and our repositioning strategy may be negatively impacted.
We implemented a repositioning strategy pursuant to which we commenced selectively disposing of our non-core properties in core and non-core markets. As part of our repositioning strategy, we sold five properties during 2005. We intend to continue to pursue our repositioning strategy throughout 2006 and from time to time opportunistically sell other non-core properties as part of our overall business. However, real estate investments, especially large and high quality office properties like the ones that we own, can be difficult to sell quickly or at all, especially if market conditions are unfavorable. This may limit our ability to change our portfolio promptly in response to changes in economic or other conditions and continue to implement our repositioning strategy and could adversely affect our financial condition if we were, for example, unable to sell one or more of our properties in order to meet our debt obligations upon maturity. In addition, federal tax laws may impact our decisions to sell our properties. In this regard, under certain circumstances we could incur a 100% penalty tax upon the taxable sale of properties that we have owned for fewer than four years. In addition, until 2011, we are subject to federal income tax upon the sale of properties that we owned on January 1, 2001, which was the first day of our first year in which we were taxed as a REIT, but only up to the amount of any “built-in gain” that existed with respect to those properties as of January 1, 2001. Further, for 2006 and 2007, if we recognize net capital gain on the sale of our office properties, we are required to reimburse Trizec Canada Inc. and its affiliates for the 35% federal income tax withholding that would apply to the portion of the “net capital gain” distributed to Trizec Canada Inc. and its affiliates. Also, we have entered into “tax protection agreements” with joint venture partners that restrict our ability and impact our decision to sell certain affected properties in taxable transactions for defined periods of time. We may enter into more tax protection agreements in the future with respect to property acquisitions. These potential tax related costs and restrictions may affect our ability to sell properties in taxable transactions without adversely affecting returns to our stockholders. If we choose to sell our properties in tax-free exchanges we will generally not incur these tax costs, but we will be required to acquire additional properties subject to the same restrictions. These restrictions reduce our ability to anticipate and/or respond promptly to changes in the performance of our investments and could adversely affect our financial condition and results of operations.
Actual or perceived threat of terrorism may adversely affect operating results from our properties.
Our portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks, including New York, New York and Washington, D.C. Furthermore, many of our properties consist of high-rise buildings, which may also be subject to this actual or perceived threat, which could be heightened in the event that the U.S. engages in additional armed conflict. Some tenants in these markets may choose to relocate their businesses to other markets or to lower profile office buildings within these markets that may be perceived to be less likely targets of future terrorist activity. This could have a material adverse affect on our ability to lease the office space in our portfolio and force us to lease our properties on less favorable terms. Furthermore, the implementation of increased security measures at our properties increases property costs, which, in some cases, we may not be able to fully pass on to tenants.
In addition, future terrorist attacks in these markets could directly or indirectly damage our properties, both physically and financially, or cause losses that materially exceed our insurance coverage. As a result of the foregoing, our ability to generate revenues and the value of our properties could decline materially. Each of these factors could have a material adverse impact on our operating results and cash flow, as well as the amount of our dividends. Please see “Risk Factors – Risk Relating to Our Business – Our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates, which could adversely affect our financial condition and results of operations as well as our investment in our properties” below for a discussion of risks associated with our insurance for losses caused by acts of terrorism.
Compliance with our tax cooperation agreement for the benefit of Trizec Canada Inc. may limit our flexibility in making real estate investments and conducting our business.
In connection with our 2002 corporate reorganization, we entered into a tax cooperation agreement with an affiliate of Trizec Canada Inc. Under this agreement, until December 31, 2007, we have agreed to continue to conduct our business activities taking into account the consequences to Trizec Canada Inc. and its affiliates under Canadian tax laws, as they may be amended from time to time. Compliance with this agreement may require us to conduct our business in a manner that may not always be the most efficient or effective because of potential adverse Canadian tax consequences to Trizec Canada Inc. and its

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affiliates. Furthermore, we may incur incremental costs due to the need to reimburse Trizec Canada Inc. and its affiliates for tax liabilities incurred by them as a result of our operations.
Our financial covenants could adversely affect our financial condition and results of operations.
The financings secured by our properties contain customary covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to discontinue insurance coverage. In addition, our unsecured credit facility contains certain customary restrictions, requirements and other limitations on our ability to incur indebtedness, including debt ratios that we are required to maintain. These covenants, restrictions, requirements and other limitations reduce our flexibility in conducting our operations.
We expect to utilize borrowings under the unsecured credit facility for working capital, liquidity, funds for dividends and to finance potential future acquisition and development activities. Our ability to borrow under the unsecured credit facility is subject to compliance with our financial and other covenants. If we are unable to borrow under the unsecured credit facility, or to refinance existing indebtedness, our financial condition and results of operations would likely be adversely impacted. If we breach covenants in a debt agreement, the lender can declare a default and require us to repay the debt immediately and, if the debt is secured, can take possession of the property securing the loan. In addition, some of our financings are cross-defaulted or cross-accelerated to our other indebtedness. A cross-default or cross-acceleration may give the lenders under those financings the right also to declare a default or accelerate payment of the loan.
Our degree of leverage may adversely affect our business and the market price of our common stock.
At December 31, 2005, our leverage, which we define as the ratio of our mortgage debt and other loans to the sum of net debt and the book value of stockholders’ equity, was approximately 51.1%.
Our degree of leverage could adversely affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, developments or other general corporate purposes. Our degree of leverage could also make us more vulnerable to a downturn in our business or the economy generally. We do not currently have a policy limiting our degree of leverage, nor do our organizational documents contain such limits. We have entered into certain financial agreements that contain financial and operating covenants limiting our ability under certain circumstances to incur additional indebtedness. There is also a risk that a significant increase in the ratio of our indebtedness to the measures of asset value used by financial analysts may have an adverse effect on the market price of our common stock. In addition, as a result of the loan covenants described above, our leverage could reduce our flexibility in conducting our business and planning for, or reacting to, changes in our business and in the real estate industry.
If we are unable to manage our interest rate risk effectively, our cash flows and operating results may suffer.
At December 31, 2005, we had approximately $286.8 million of debt outstanding subject to variable interest rates, and we may incur additional debt that bears interest at variable rates. Accordingly, if interest rates increase, our debt costs will also increase. To manage our overall interest rate risk, we enter into fixed rate loans and floating rate loans. We also enter into interest rate protection agreements consisting of swap contracts, forward-starting swap contracts and interest rate cap contracts in order to mitigate the effect of increasing rates on a portion of our floating rate debt and to lock in a maximum interest rate on anticipated future financing transactions. Developing an effective interest rate strategy, however, is complex, and no strategy can completely insulate us from the risks associated with interest rate fluctuations. Additionally, these arrangements may expose us to additional risks. Despite our hedging activities, we cannot assure you that we will be able to manage our interest rate risk effectively or that our variable rate exposure will not have a material adverse effect on our cash flows, operating results and cash available for distribution. Furthermore, our interest rate hedging arrangements may expose us to additional risks, including additional costs, such as transaction fees or breakage costs, or requirements to post collateral for hedges that may have decreased in value since execution. Although our interest rate risk management policy establishes minimum credit ratings for counterparties, this does not eliminate the risk that a counterparty may fail to honor its obligations. We cannot assure you that our hedging activities will have the desired beneficial impact on our results of operations or financial condition.
Our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates, which could adversely affect our financial condition and results of operations.
We carry insurance on our properties of types and in amounts that we believe are in line with coverage customarily obtained by owners of similar properties. Some risks to our properties, such as losses due to terrorism, earthquakes, floods and windstorms, are insured subject to policy limits which may not be sufficient to cover all of our losses. There are other types of losses, such as from acts of war or acts of bio-terrorism, for which coverage is not available in the market. If we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties, and we could be liable for mortgage indebtedness or other obligations related to the property. In addition, if any of our properties were to experience a catastrophic loss that was

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insured, it could still seriously disrupt our operations and revenue and result in large expenses to repair or rebuild the property. Also, due to inflation, changes in codes and ordinances, environmental considerations and other factors, it may not be feasible to use insurance proceeds to repair or rebuild a building after it has been damaged or destroyed. Additionally, it is possible that third-party insurance carriers would not be able to maintain reinsurance sufficient to cover any losses that may be incurred. Any such loss could materially and adversely affect our business and financial condition and results of operations.
In response to the uncertainty in the insurance market following the terrorist attacks of September 11, 2001, the Terrorism Risk Insurance Act of 2002 (“TRIA”) was enacted in November 2002, which established the Terrorism Risk Insurance Program to mandate that insurance carriers offer insurance covering physical damage from terrorist incidents certified by the U.S. government as foreign terrorist acts. Under TRIA, the federal government shares in the risk of loss associated with certain future terrorist acts. TRIA was scheduled to expire on December 31, 2005. However, on December 22, 2005, the Terrorism Risk Insurance Extension Act of 2005 was enacted, which extended the duration of TRIA until December 31, 2007, while expanding the private sector role and reducing the amount of coverage that the U.S. government is required to provide for insured losses.
Our terrorism insurance program consists of coverage from third-party commercial insurers as well as wholly-owned subsidiaries that we have formed to act as captive insurance companies. Under the extended TRIA, if our third-party and wholly-owned captive insurers comply with TRIA, we have a per occurrence deductible of $1.1 million and retain responsibility for 10% of the cost of each nuclear, chemical and biological certified event up to a maximum of $50 million per occurrence. If the TRIA certified terrorism event is not found to be a nuclear, chemical or biological event, our 10% exposure is limited to the $1.1 million deductible. Our terrorism limit for TRIA certified events is $500 million and the federal government is obligated to cover the remaining 90% of the loss above the deductible up to $100 billion in the aggregate annually. We carry a limit of $200 million with a deductible of $1.0 million for non-TRIA certified terrorism. Since the limit with respect to our portfolio may be less than the value of the affected properties, terrorist acts could result in property damage in excess of our current coverage, which could result in significant losses to us due to the loss of capital invested in the property, the loss of revenues from the impacted property and the capital that would have to be invested in that property. Although we believe that our captive insurers are in compliance with TRIA, we cannot assure you that they are. Additionally, we cannot currently anticipate whether TRIA will be extended again and, even if it is, we cannot guarantee that our captive insurance companies will be in compliance with TRIA since future changes to the law could put them out of compliance. If a terrorist attack causes damage to any of our properties, and a determination is made that our insurance program is not in compliance with TRIA, we could be responsible for up to the entire loss of the property. Any such circumstance could have a material adverse effect on our financial condition and results of operations.
In addition, we have to renew our insurance policies in most cases on an annual basis and negotiate acceptable terms for coverage, exposing us to the volatility of the insurance markets, including the possibility of rate increases. Any material increase in insurance rates or decrease in available coverage in the future could adversely affect our results of operations and financial condition, which could cause a decline in the market value of our securities.
Fixed real estate costs may intensify revenue losses when income from our properties decreases.
Our financial results depend primarily on leasing space in our office properties to tenants on terms favorable to us. Costs associated with real estate investments, such as real estate taxes, loan payments and maintenance and other operating costs, generally do not decrease even when a property is not fully occupied or other circumstances cause a reduction in income from the property. If a property is mortgaged and we are unable to meet the mortgage payments, the lender could foreclose on the mortgage and take the property, resulting in a reduction in revenues. Additionally, cash flow and income from the operations of our properties may be reduced if a tenant does not pay its rent. Under those circumstances, we might not be able to enforce our rights as landlord without delays, we may be unable to re-lease properties on favorable terms and we might incur substantial legal costs. Additionally, new properties that we may acquire or develop, including the portfolio of 13 office properties that we have announced that we intend to acquire from Arden, may not produce significant revenue immediately, and the cash flow from existing operations may be insufficient to pay the operating expenses and debt service associated with that property until the property is fully leased. Each of these circumstances can further reduce cash flows and operating results by requiring us to expend capital to cover our fixed real estate costs, thereby reducing the amount of our dividends.
Competition may adversely affect our ability to lease our properties, which may cause our cash flows and operating results to suffer.
In seeking tenants for our properties we face significant competition from developers, operators and owners of office and mixed-use properties, as well as from existing tenants seeking to sublease their leased space. Substantially all of our properties face competition from similar properties in the same markets. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to make space available at lower prices than the

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space in our properties, particularly if there is an oversupply of space available in the market. Additionally, these competitors may possess greater expertise or flexibility in designing space to meet prospective tenants’ needs. Competition for tenants could have a material adverse effect on our ability to lease our properties and on the rents that we may charge or concessions that we must grant and may increase tenant improvement and leasing costs. If our competitors adversely impact our ability to lease our properties, our cash flows and operating results may suffer, and consequently we may reduce the amount of our dividends.
We face significant competition for acquisitions which could adversely affect our growth strategy.
Assuming we are able to obtain capital on commercially reasonable terms and the market conditions are favorable, we may selectively acquire new office properties in our core markets and other key locations as part of our growth and repositioning strategy. However, we face significant competition for attractive investment opportunities from other real estate investors, including both publicly traded and private REITs, investment banks, and institutional investment funds, some of whom may enjoy a lower cost of capital and therefore, a competitive advantage. This increase in competition for acquisitions over the last several years has caused a significant increase in prices for Class A office buildings in our markets and may continue to significantly increase the purchase price of new acquisitions which may prevent us from acquiring a desired property. This would in turn adversely affect our operating results and our growth and repositioning strategy.
We face various risks associated with acquisitions of properties.
We have acquired, and will continue to acquire, office properties, both individually and as part of portfolios, as we execute our expansion and repositioning strategy. For example, we recently entered into an agreement to acquire a portfolio of 13 office properties and certain undeveloped land located in the Southern California market that is currently owned by Arden for an aggregate consideration of $1.63 billion, which represents a significant acquisition for us. This acquisition is subject to numerous conditions, including the satisfaction of the closing conditions of the merger transaction between Arden and GECC. The proposed acquisition of the Arden portfolio and other unrelated acquisition activities that we may engage in the future are subject to numerous risks. These properties may fail to perform as expected. For example, we may underestimate the costs necessary to bring an acquired property up to standards established for its intended market position or may be unable to quickly and efficiently integrate new acquisitions into our existing operations. This may cause disruptions in our operations or may divert management’s attention away from our day-to-day operations, which could harm our results of operations. Additionally, we may not succeed in leasing newly acquired properties at rents sufficient to cover their costs of acquisition and operations. We may also acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination or claims by tenants, vendors or other persons against the former owners of the properties. Each of these factors could have an adverse effect on our results of operations and financial condition.
Properties that we acquire may result in unknown liability and require us to pay a significant amount to contest or satisfy such liability, which would adversely affect our operating results.
We may acquire properties that are subject to unknown liabilities or known liabilities but for which recourse is limited or nonexistent. If liabilities are asserted against us as a result of owning these properties, we may be required to pay a significant sum of money to contest or satisfy such liabilities, which would adversely affect our operating results. Examples of such liabilities may include:
.	liabilities for clean-up or remediation of environmental contamination;

.	claims by third parties for liabilities incurred in the ordinary course of business;

.	claims by tenants, vendors or other persons against the former owners of the properties; and

.	claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.
Because we must distribute a substantial portion of our net income to qualify as a REIT, we will be dependent on third-party sources of capital to fund our future capital needs.
To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding capital gains. Because of this distribution requirement, it is not likely that we will be able to fund all of our future capital needs, including capital for property acquisitions and developments, from our net income. In addition, we may not have sufficient cash or other liquid assets on hand to satisfy our distribution requirements in any one year. Therefore, we will have to rely on third-party sources of capital to fund these obligations, which may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of things, including the market’s perception of our growth potential and our current and potential future earnings. If we are not able to obtain third-party sources of capital on favorable terms, our results of operations could be adversely affected, which could result in a decline in the market value of our securities. If we are not able to obtain capital from third-parties at all, our results of operations likely would be adversely

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affected, and our ability to make distributions to our stockholders and qualify as a REIT could be jeopardized. Moreover, additional equity offerings may result in substantial dilution of our stockholders’ interests, and additional debt financing may substantially increase our leverage.
We face risks associated with the use of debt to finance our business, including refinancing risk.
We incur a significant amount of debt in the ordinary course of our business and in connection with acquisitions of real properties. We expect that we will repay only a small portion of the principal of our debt prior to maturity. We therefore plan to meet our maturing debt obligations partly with existing cash and available credit, cash flows from operations and sales of non-core assets, but primarily through the refinancing of maturing debt obligations with other debt. We are subject to risks normally associated with debt financing, and our ability to refinance our debt will depend on:
.	our financial position;

.	the estimated cash flow of our properties;

.	the value of our properties;

.	liquidity in the debt markets;

.	the availability on commercially acceptable terms of insurance coverage required by lenders;

.	general economic and real estate market conditions; and

.	financial, competitive, business and other factors, including factors beyond our control.
We cannot assure you that any refinancing of debt with other debt will be possible on terms that are favorable or acceptable to us. If we cannot refinance, extend or pay principal payments due at maturity with the proceeds of other capital transactions, such as new equity capital, our cash flows will not be sufficient in all years to repay debt as it matures. Additionally, if we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to dispose of one or more of our properties upon disadvantageous terms which might result in losses to us and which might adversely affect cash available for distributions to our stockholders. If we mortgage property to secure payment of indebtedness and are unable to meet mortgage payments, the mortgagee could foreclose upon such property or appoint a receiver to receive an assignment of our rents and leases.
Restrictions in loan agreements may limit the distributions we receive from our operating subsidiaries and the amounts available for distributions to you as dividends on our common stock.
We conduct our operations through operating subsidiaries. We and some of our subsidiaries, including subsidiaries that carry on a substantial part of our overall business, are parties to loan agreements containing provisions that require the maintenance of financial ratios and impose limitations on additional indebtedness and distributions in respect of capital stock. These provisions may limit the amount and flexibility of our current and future financings, the receipt of cash distributions from some of our subsidiaries and, therefore, the amounts that will be available for distributions to you as dividends on our common stock. In addition, to qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding capital gains. The provisions in loan agreements discussed above may impair our ability to make the requisite distributions to our stockholders and may force us to borrow funds on a short-term basis to meet the distribution requirements. We cannot assure you that we will be able to borrow funds on terms that are favorable to us.
Our success depends on key personnel whose continued service is not guaranteed.
We depend on the efforts of executive officers and other key personnel, particularly Timothy H. Callahan, our president and chief executive officer. If any of these individuals were to resign or were unable to serve, our operations could be adversely affected. Among the reasons that they are important to our success is that each has a national reputation which attracts business and investment opportunities and assists us in negotiations with lenders. Our regional executive officers also have strong regional reputations. Their reputations aid us in identifying opportunities, having opportunities brought to us, and negotiating with tenants and build-to-suit prospects. We do not maintain key person life insurance on any of our officers. The loss of the services of any of these key personnel could adversely impact our relationships with potential tenants, lenders and industry personnel and if we fail to effectively manage a transition to new personnel, or if we fail to attract and retain qualified and experienced personnel on acceptable terms, our business and prospects could be harmed. Further, loss of a key member of our senior management team could be negatively perceived in the capital markets, which could cause a decline in the market price of our common stock.
Environmental problems at our properties are possible and may be costly.
We are subject to various federal, state and local laws and regulations relating to environmental matters. Under these laws, we are exposed to liability primarily as a current or previous owner or operator of real property and, as such, we may be responsible for the cleanup or other remediation of contaminated property, which could result in substantial costs that could adversely affect our operating results and cash flow.

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Contamination for which we may be liable could include historic contamination, spills of hazardous materials in the course of our tenants’ regular business operations and spills or releases of petroleum or other hazardous substances. An owner or operator can be liable for contamination in some circumstances whether or not the owner or operator knew of, or was responsible for, the presence of such contamination. In addition, the presence of contamination on property, or the failure to properly clean up or remediate such contamination when present, may materially and adversely affect our ability to sell or lease such contaminated property or to borrow using such property as collateral.
As an owner and operator of real property, we are also subject to various environmental laws that regulate the use, generation, storage, handling, and disposal of any hazardous substances used in the ordinary course of our business, including those relating to the storage of petroleum in aboveground or underground storage tanks, and the use of any ozone-depleting substances in cooling systems.
Asbestos-containing material is present in some of our properties. Federal regulations require building owners and operators to identify and warn, via signs and labels, of potential hazards posed by workplace exposure to installed asbestos-containing materials in their building. The regulations also set forth employee training and record keeping requirements pertaining to asbestos-containing materials and potentially asbestos-containing materials. Significant fines can be assessed for violation of these regulations. Building owners and operators may be subject to an increased risk of personal injury lawsuits by workers and others exposed to asbestos-containing materials. The regulations may affect the value of a building containing asbestos-containing materials. Federal, state and local laws and regulations also govern the removal, release, encapsulation, disturbance, handling and/or disposal of asbestos-containing materials. Such laws may impose liability for improper handling or a release to the environment of asbestos-containing materials, including the imposition of substantial fines.
As a result of a 1980 merger, we have been named as a defendant in several asbestos-related personal injury lawsuits in Southern California in connection with exposure to asbestos-containing materials at various retail properties that the merged entity developed and/or constructed. It is possible that we will be named as a defendant in additional similar lawsuits in the future. The merged entity, of which we are the successor, carried insurance which did not exclude asbestos-related claims from its coverage. However, if we experience losses that are uninsured or that exceed policy limits, the amount of damages could be material and in such event, our operating results will be materially adversely affected.
We cannot assure you that we currently know of all circumstances that may give rise to exposure to environmental liabilities under currently applicable laws. Furthermore, environmental laws and regulations can change rapidly, and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have a material adverse effect on our operating results or financial condition.
Additional regulations applicable to our properties could require us to make substantial expenditures to ensure compliance, which could adversely affect our cash flows and operating results.
Our properties are, and properties that we may acquire in the future will be, subject to various federal, state and local regulatory requirements such as local building codes and other similar regulations. If we fail to comply with these requirements, governmental authorities may impose fines on us or private litigants may be awarded damages against us. New regulations or changes in existing regulations applicable to our properties may require us to make substantial expenditures to ensure regulatory compliance, which would adversely affect our cash flows and operating results.
Compliance with changing regulation of corporate governance and public disclosure may result in additional expense.
Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and New York Stock Exchange rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment has required the commitment of significant financial and managerial resources. We expect these efforts to require the continued commitment of significant resources. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could harm our business. If our efforts to comply with new or changed laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

Trizec Canada Inc.	38	Renewal Annual Information Form

Compliance or failure to comply with the Americans with Disabilities Act could result in substantial costs.
Under the Americans with Disabilities Act of 1990, or ADA, and various state and local laws, all public accommodations and commercial facilities, including office buildings, must meet certain federal requirements related to access and use by disabled persons. Compliance with these requirements could involve removal of structural barriers from certain disabled persons’ entrances. Other federal, state and local laws may require modifications to or restrict further renovations of our properties with respect to such means of access. Noncompliance with the ADA or related laws or regulations could result in the imposition of fines by government authorities, the award to private litigants of damages against us or the incurrence of additional costs associated with bringing the properties into compliance.
We do not have sole control over the properties that we hold with co-venturers or partners or over the revenues and certain decisions associated with those properties, which may limit our flexibility with respect to these investments.
As of December 31, 2005, we owned interests in eight unconsolidated real estate joint ventures and one unconsolidated development joint venture. The office properties that we own through unconsolidated real estate joint ventures or partnerships totaled approximately 7.4 million square feet, with our ownership interest totaling approximately 3.7 million square feet. In addition, we owned interests in two consolidated real estate joint ventures totaling approximately 0.9 million square feet. A joint venture or partnership involves risks, including the risk that a co-venturer or partner:
.	may have economic or business interests or goals that are inconsistent with our economic or business interests or goals;

.	may take actions contrary to our instructions or requests, or contrary to our policies or objectives with respect to our real estate investments (including actions that may be inconsistent with our REIT status);

.	may have to give its consent with respect to certain major decisions, including the decision to distribute cash, refinance a property or sell a property;

.	may become bankrupt, limiting its ability to meet calls for capital contributions and potentially making it more difficult to refinance or sell the property;

.	may become engaged in a dispute with us that might affect our ability to develop or operate a property; and

.	may have competing interests in our markets that could create conflict of interest issues.
We do not have sole control of certain major decisions relating to the properties that we own through joint ventures, including decisions relating to:
.	the sale of the properties;

.	refinancing;

.	timing and amount of distributions of cash from such properties to us;

.	capital improvements; and

.	calling for capital contributions.
In some instances, although we are the property manager for a joint venture, the other joint venturer retains approval rights over specific leases or our leasing plan. In addition, the sale or transfer of interests in some of our joint ventures and partnerships is subject to rights of first refusal or first offer, and some joint venture and partnership agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want to sell but may be forced to do so because we may not have the financial resources at that time to purchase the other party’s interest. Such rights may also inhibit our ability to sell our interest in a property or a joint venture or partnership within our desired time frame or on any other desired basis. Our organizational documents do not limit the amount of available funds that we may invest in partnerships, limited liability companies or joint ventures.
Our failure to qualify as a REIT would decrease the funds available for distribution to our stockholders and adversely affect the market price of our common stock.
We believe that we have qualified for taxation as a REIT since 2001. We intend to continue to meet the requirements for taxation as a REIT, but we cannot assure stockholders that we will qualify as a REIT. If we fail to qualify for taxation as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for dividend distributions due to the following reasons:
.	we will be subject to tax on our taxable income at regular corporate rates;

.	we will not be able to deduct, and will not be required to make, distributions to stockholders in any year in which we fail to qualify as a REIT;

.	we could be subject to federal alternative minimum tax and/or increased state and local taxes; and

.	unless we are entitled to relief under specific statutory provisions, we will be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification.

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Furthermore, if we failed to qualify as a REIT for 2007, the conversion rights of the holder of our Class F convertible stock, Trizec Canada Inc. and its affiliates, could be triggered and, as a result, your interest in us would be immediately diluted and the value of our common stock would be adversely affected. In addition, failing to qualify as a REIT likely would impair our ability to raise capital and expand our business, and likely would adversely affect the market price of our common stock.
Determination of REIT status is highly technical and complex. Even a technical or inadvertent mistake could endanger our REIT status. The determination that we qualify as a REIT requires an ongoing analysis of various factual matters and circumstances, some of which may not be within our control. For example, to qualify as a REIT, at least 95% of our gross income must come from sources that are itemized in the REIT tax laws, and we are prohibited from owning specified amounts of debt or equity securities of some issuers. We are also required to distribute to shareholders at least 90% of our REIT taxable income, excluding capital gains. The fact that we hold some of our assets through joint ventures and our ongoing reliance on factual determinations, such as determinations related to the valuation of our assets, further complicate the application of the REIT requirements. Furthermore, the Internal Revenue Service, or IRS, could change tax laws and regulations or the courts may issue new rulings that make it more difficult or impossible for us to maintain REIT status. We cannot guarantee that we will continue to be qualified and taxed as a REIT because our qualification and taxation as a REIT will depend upon our ability to meet the requirements imposed under the Code, on an ongoing basis.
Risks Relating To Our Capital Stock
P.M. Capital Inc., a corporation controlled by Peter Munk, our chairman, maintains an ownership interest in Trizec Canada Inc. by which Mr. Munk will control the election of members of our board of directors until January 1, 2008.
Mr. Munk, our chairman and the chairman of Trizec Canada Inc., controls P.M. Capital Inc. P.M. Capital Inc., through its ownership of Trizec Canada Inc.’s multiple voting shares, has a majority of the votes in elections of Trizec Canada Inc.’s board of directors and on other matters to be voted on by Trizec Canada shareholders. Trizec Canada Inc., through its indirect ownership of our common stock and special voting stock, has a majority of the votes in elections of our board of directors until January 1, 2008, provided that Trizec Canada Inc. or its subsidiaries hold our special voting stock until such time. Mr. Munk’s effective control of Trizec Canada Inc. will therefore enable him to elect our entire board of directors. Although a nominating committee composed of independent members of our board of directors nominates candidates for election to our board, until January 1, 2008, Mr. Munk may exercise his control over us to elect alternative candidates. Additionally, as long as Mr. Munk has this right to elect directors, he also has the power at any time, under Delaware law, to remove one or more directors.
Limitations on ownership of our capital stock by stockholders that are not qualifying “U.S. Persons” may adversely affect the market price of our common stock.
Our certificate of incorporation contains an ownership limitation that is designed to enable us to qualify in the future as a “domestically-controlled” REIT within the meaning of Section 897(h)(4)(B) of the Internal Revenue Code of 1986, as amended. This limitation restricts any person that is not a qualifying “U.S. person” (as defined in our certificate of incorporation) from beneficially owning our capital stock if that person’s holdings, when aggregated with shares of our capital stock beneficially owned by all other persons that are not qualifying “U.S. persons,” would exceed 45% by value of our issued and outstanding capital stock. Our certificate of incorporation defines “U.S. Person” for this purpose as a person that falls within at least one of the following 16 categories:
.	a U.S. citizen;

.	a U.S. resident individual;

.	an S corporation;

.	a partnership (including, a limited liability company, or other entity, that is classified as a partnership for U.S. federal income tax purposes) (i) that is created or organized in or under the laws of the United States or any State or the District of Columbia and (ii) at least 95% (by value) of the interests in which are owned by U.S. Persons;

.	a corporation or business trust (or other entity classified as a corporation for United States federal income tax purposes) (i) that is created or organized in or under the laws of the United States or any State or the District of Columbia and (ii) at least 95% (by value) of the shares, units or other ownership interests in which are owned by U.S. Persons;

.	an estate if (i) its income is subject to U.S. tax regardless of source and (ii) at least 95% of amounts distributable by it are distributable to U.S. Persons;

.	a registered investment company (as defined in Section 851 of the Code) that is offered for sale only in the United States;

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.	a trust if (i) a court within the United States is able to exercise primary jurisdiction over its administration, (ii) one or more United States persons (as defined in Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust, and (iii) at least 95% of amounts distributable by it are distributable to U.S. Persons;

.	a corporation, fund, foundation or other organization organized under the laws of the United States or any State or the District of Columbia and that is generally exempt from tax therein and is described in Section 501(c)(3) of the Code;

.	a legal person organized under the laws of the United States or any State or the District of Columbia and that is generally exempt from tax therein and is established and maintained to provide pensions or other similar benefits in connection with employment pursuant to a plan (including, without limitation, (i) a trust described in Section 401(a) of the Code and (ii) an “eligible deferred compensation plan” as defined in Section 457 of the Code in respect of which the employer is a U.S. Person);

.	a simplified employee pension plan described in Section 408(k) of the Code, an individual retirement account, an account described in Section 408(p) of the Code, an annuity plan described in Section 403 of the Code, and any similar plan permitted under the Code in respect of individual retirement benefits or similar benefits, provided that in each case at least 95% of all amounts payable under such plan are payable to U.S. Persons;

.	a group trust in which assets of persons described in paragraph (10) or (11) above are pooled;

.	a Keogh plan, provided that at least 95% of all amounts payable under such plan are payable to U.S. Persons;

.	a governmental entity consisting of any of: (a) any governing body of the United States, or of a political subdivision or local authority of the United States; (b) a person that is wholly owned, directly or indirectly, by the United States or a political subdivision or local authority of the United States provided (i) it is created or organized in or under the laws of the United States, or of any State or the District of Columbia, (ii) its earnings are credited to its own account with no portion of its income inuring to the benefit of any private person, and (iii) its assets vest in the United States or a political subdivision or local authority of the United States upon dissolution; or (c) a pension trust or fund of a person described in subparagraph (a) or (b) that is created or organized in or under the laws of the United States or of any State or of the District of Columbia and that is constituted and operated exclusively to administer or provide pension benefits to individuals in respect of services rendered to such person in the discharge of functions of a governmental nature;

.	a “common trust fund” as defined in Section 584 of the Code or separate account, respectively, (i) established by a bank or insurance company, respectively, organized in the United States or under the laws of the United States or any State or the District of Columbia and (ii) at least 95% (by value) of the interests in which are owned by U.S. Persons; or

.	an investment club or similar entity (i) that is created or organized in or under the laws of the United States or any State or the District of Columbia and (ii) at least 95% (by value) of the interests in which are owned by U.S. Persons.
As a result of our enforcement of this ownership limitation, persons other than qualifying U.S. Persons are effectively excluded from the market for our common stock. Moreover, beneficial holders of 2% or more of our outstanding stock are required to provide certain information to us on an ongoing basis in order to avoid the presumption that such beneficial holder is not a qualifying U.S. Person, and we intend to request similar information from persons holding 1% or more of Trizec common stock. The inability of holders of our common stock to sell their shares to persons other than qualifying U.S. Persons may adversely affect the market price of our common stock.
Changes in market conditions could adversely affect the market value of our securities.
As with other publicly traded equity securities, the market value of our securities depends on various market conditions which may change from time to time. Among the market conditions that may affect the market value of our securities are the following:
.	the extent of investor interest in us;

.	the general reputation of REITs and the attractiveness of our equity securities (including anticipated levels of distribution) in comparison to other equity securities, including securities issued by other real estate-based companies;

.	our underlying asset value;

.	national economic conditions;

.	government action or regulation, including changes in tax law;

.	our financial performance and the perceived attractiveness of our portfolio of assets; and

.	general stock market conditions.

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We believe the market value of our common stock is based primarily upon the market’s perception of our growth potential and our current and potential future earnings and cash available for distribution. Consequently, our common stock may trade at prices that are higher or lower than our net asset value per share of common stock. If our future earnings or cash available for distribution is less than expected, it is likely that the market price of our securities will decline.
Higher market interest rates and low trading volume may adversely affect the market price of our common stock.
One of the factors that investors may consider important in deciding whether to buy or sell shares of a REIT is the dividend with respect to such REIT’s shares as a percentage of the price of those shares, relative to market interest rates. If market interest rates go up, prospective purchasers of shares of our common stock may require a higher yield on our common stock. Higher market interest rates would not, however, result in more funds for us to distribute and, to the contrary, would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could adversely affect the market price of our common stock. In addition, although our common stock is listed on the New York Stock Exchange, the daily trading volume of our shares may be lower than the trading volume for other industries. As a result, our investors who desire to liquidate substantial holdings may find that they are unable to dispose of their shares in the market without causing a substantial decline in the market value of the shares.
The sale or availability for sale of approximately 60 million shares of our common stock owned indirectly by Trizec Canada Inc. or shares of our common stock that may be issued hereafter could adversely affect the market price of our common stock.
Trizec Canada Inc. currently owns, directly or indirectly, approximately 60 million shares of our common stock. Substantially all of its interest in us is owned through an indirect, wholly-owned Hungarian subsidiary and a small number of shares are owned directly by Trizec Canada Inc. Dispositions of this common stock may occur in the following circumstances:
.	Trizec Canada Inc. shareholders will have the right to redeem their shares from time to time, and Trizec Canada Inc. will have the option of satisfying these redemptions with shares of our common stock held by the Hungarian subsidiary; and

.	Trizec Canada Inc. may cause the Hungarian subsidiary to dispose of some or all of the shares of our common stock held by the Hungarian subsidiary at any time for any reason. In this regard, it should be noted that it is expected that we will qualify as a “domestically-controlled” REIT in mid to late 2007, at which time the Hungarian subsidiary could sell its shares of our common stock without incurring U.S. federal income tax liability with respect to such stock.
We may issue additional shares of our common stock:
.	upon exercises of our stock options and warrants; and

.	upon conversions of our Class F convertible stock (for additional information on the conversion of our Class F convertible stock, see “Risk Factors—The issuance of additional shares of our common stock pursuant to the terms of our Class F convertible stock may dilute your interest in our company and adversely affect the market price of our common stock” below).
To permit market sales of our common stock in the circumstances described above, including by subsequent holders, we have registered or agreed to register under the Securities Act of 1933, as amended, all of the common stock described above.
In addition, Trizec Canada Inc.’s Hungarian subsidiary has pledged as collateral for secured credit facilities of TrizecHahn Corporation a portion of the shares of our common stock that it holds, and in the event of a default the pledgee under those facilities may realize on the pledge and sell the shares.
We cannot predict what effect, if any, market sales of shares of our common stock held indirectly by Trizec Canada Inc. or issued upon exercises of our stock options or warrants or upon conversions of our Class F convertible stock would have on the market price of our common stock. We are also unable to predict what effect, if any, the availability of any of these shares for future sale may have on the market price of our common stock. Future sales of substantial amounts of our common stock, or the perception that these sales could occur, may adversely affect the market price of our common stock.
Limits on changes of control may discourage takeover attempts that may be beneficial to holders of our common stock.
Provisions of our certificate of incorporation and bylaws, as well as provisions of the Internal Revenue Code of 1986, as amended, and Delaware corporate law, may:
.	delay or prevent a change of control over us or a tender offer for our common stock, even if those actions might be beneficial to holders of our common stock; and

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.	limit our stockholders’ opportunity to receive a potential premium for their shares of common stock over then-prevailing market prices.
For example, primarily to facilitate the maintenance of our qualification as a REIT, our certificate of incorporation generally prohibits ownership, directly or indirectly, by any single stockholder of more than 9.9% of the value of outstanding shares of our capital stock. Our board of directors may modify or waive the application of this ownership limit with respect to one or more persons if it receives a ruling from the Internal Revenue Service or an opinion of counsel concluding that ownership in excess of this limit with respect to one or more persons will not jeopardize our status as a REIT. The ownership limit, however, may nevertheless have the effect of inhibiting or impeding a change of control over us or a tender offer for our common stock. Similarly, our certificate of incorporation prohibits more than 45% of the value of our outstanding equity stock from being owned by stockholders who are not qualifying U.S. Persons (as defined in our certificate of incorporation). This provision also could inhibit change of control transactions or a tender offer for our common stock, as could the existence of our Class F convertible stock. (For additional information on the conversion of our Class F convertible stock, see “Risk Factors—The issuance of additional shares of our common stock pursuant to the terms of our Class F convertible stock may dilute your interest in our company and adversely affect the market price of our common stock” below).
Dividends payable on our special voting stock may decrease the amount of our dividends on our common stock and there may be an increase in the amount of dividends on our special voting stock as a result of anticipated changes in the U.S.-Hungary income tax treaty or as a result of restructuring by Trizec Canada Inc.
Trizec Canada Inc. currently owns, directly and indirectly, approximately 38.3% of our common stock. Substantially all of the 38.3% interest is owned through an indirect, wholly-owned Hungarian subsidiary and a small number of shares are owned directly by Trizec Canada Inc. The Trizec Canada Inc. subsidiaries will be subject to taxes, expected to be only U.S. and Hungarian cross-border withholding taxes, in respect of dividends paid by us to Trizec Canada Inc. and the Hungarian subsidiary and by the Hungarian subsidiary to Trizec Canada Inc.
The Hungarian subsidiary currently holds all of our special voting stock. As the holder of this stock, the Hungarian subsidiary generally is entitled to dividends from us that, when aggregated with dividends received by the Hungarian subsidiary on our common stock and after deducting related non-Canadian taxes, including the withholding taxes described above, will equal the dividends received by our U.S. stockholders on our common stock on a per share basis, subject to certain caps and adjustments as set forth in our Charter. Dividends on our special voting stock will be payable only in connection with common stock dividends paid by us prior to December 2007.
The U.S.-Hungary income tax treaty generally provides for a reduced rate of U.S. cross-border withholding taxes applicable to dividends paid by us to the Hungarian subsidiary. The income tax treaty is currently being renegotiated. We expect that as a result of the renegotiation, the effective rate of U.S. and Hungarian cross-border withholding taxes required to be paid on the aforementioned common stock and special voting stock ordinary income dividends could increase from approximately 5% to approximately 30%. We do not presently know how long the renegotiation process will take. If, however, an increased tax rate took effect at any time prior to the expiration of the dividend right on our special voting stock, any dividends paid on our special voting stock would increase, thereby decreasing the amount available for dividends on our common stock.
In addition, Trizec Canada Inc. may cause the Hungarian subsidiary to transfer all or a portion of our stock that it holds to another Trizec Canada Inc. affiliate, in which case an ordinary income dividend payable on the special voting stock would be determined based at least in part on the rate of the applicable cross-border withholding taxes to which that affiliate is subject. Such withholding taxes may be at a higher rate than the withholding taxes currently applicable. There can be no assurance as to when such transfer will be consummated and it could occur at any time. If such a transfer was consummated prior to the expiration of the dividend right on our special voting stock, the applicable rate of U.S. federal withholding would be approximately 30% for ordinary income dividends paid after the date of such transfer, rather than the currently applicable rate of 5%. As described above, such an increase would decrease the amount available for dividends on our common stock.
The issuance of additional shares of our common stock pursuant to the terms of our Class F convertible stock may dilute your interest in our company and adversely affect the market price of our common stock.
In order that Trizec Canada Inc. and its subsidiaries, on the one hand, and our other stockholders, on the other hand, will share ratably any FIRPTA tax, as described below, that Trizec Canada Inc. and its affiliates may incur, we issued to Trizec Canada Inc. Class F convertible stock. Under the terms of the Class F convertible stock, this stock is convertible into shares of our common stock if Trizec Canada Inc. or its affiliates or their subsidiaries incur FIRPTA tax and any related costs, interest and penalties in connection with:
.	the 2002 corporate reorganization; or

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.	specified future transactions or events that allow for the conversion of our Class F convertible stock into common stock, including:
–	dispositions of our common stock in connection with major corporate transactions or events, such as mergers, requiring the approval of a specified portion of our common stockholders or the tendering of a specified portion of our common stock to affect those transactions or events; and

–	transactions or events during a specified period after the end of the five-year period ending in 2007, after which it is expected that we will qualify as a “domestically-controlled” REIT.
In general, a foreign corporation disposing of a U.S. real property interest, including shares of U.S. corporations whose principal assets are U.S. real estate, is subject to a tax, known as FIRPTA tax, equal to 35% of the gain recognized on the disposition of that property interest. If, however, the interest being disposed of is an interest in a REIT that qualifies as a “domestically-controlled” REIT within the meaning of Section 897(h)(4)(B) of the Code, no such FIRPTA tax is payable. We will qualify as a “domestically-controlled” REIT only if less than 50% of our capital stock, by value, has been owned directly or indirectly by non-U.S. persons during a continuous five-year period ending on the date of the disposition.
If Trizec Canada Inc. or its affiliates incur FIRPTA tax in connection with the circumstances discussed above, our Class F convertible stock will be convertible into additional shares of our common stock in an amount sufficient to fund the payment of the FIRPTA tax, plus reasonable costs and expenses in connection with the payment of the tax. If we are required to issue additional shares of our common stock pursuant to the terms of our Class F convertible stock, all shares of our common stock, including those held indirectly by Trizec Canada Inc., would suffer immediate dilution, which could be substantial. In addition, the sale of our common stock by Trizec Canada Inc. or its subsidiaries to fund the payment of FIRPTA tax in the circumstances discussed above may adversely affect the market price of our common stock. We do not believe that Trizec Canada Inc. and its affiliates should incur a material amount of FIRPTA tax in connection with any of the transfers made as part of our 2002 corporate reorganization. We cannot assure you, however, that no material amount of FIRPTA tax would be payable in connection with such transfers.
We cannot assure you that we will not undertake any transactions or that no events will take place during the five-year period required for our qualification as a “domestically-controlled” REIT that would result in the conversion of Class F convertible stock. If any such transactions or events were to take place at such time, Trizec Canada Inc. or its subsidiaries might incur at least some amount of FIRPTA tax. Furthermore, the existence of our Class F convertible stock may have the effect of inhibiting or impeding a change of control over us or a tender offer for our common stock.
Our certificate of incorporation and corporate policies are designed to enable us to qualify as a “domestically-controlled” REIT after the end of the five-year period described above. Accordingly, we believe that after the end of the five-year period required for our qualification as a “domestically-controlled” REIT, neither Trizec Canada Inc. nor its subsidiaries should incur a material amount of FIRPTA tax under circumstances that would allow the holder of our Class F convertible stock to exercise its conversion right. The ownership restrictions relating to non-U.S. Persons in our certificate of incorporation are intended to prohibit ownership by persons if such ownership would cause us to violate the requirements for being a “domestically-controlled” REIT. We believe these provisions will be effective, although certainty in this regard is not possible. Legislative developments during the relevant five-year qualification period could also affect our ability to qualify as a “domestically-controlled” REIT. Therefore, we cannot assure you that we will become a “domestically-controlled” REIT as planned.
The reduction of the tax rate on certain dividends from non-REIT C corporations may adversely affect us and our stockholders.
The maximum tax rate on certain corporate dividends received by individuals through December 31, 2008 has been reduced to 15%. This change has reduced substantially the so-called “double taxation” (that is, taxation at both the corporate and shareholder levels) that had generally applied to non-REIT corporations but not to REITs. REIT dividends are not eligible for the new, lower income tax rates, except in certain circumstances where the dividends are attributable to income that has been subject to corporate-level tax. This legislation could cause individual investors to view stock in non-REIT corporations that pay dividends as more attractive than stock in REITs generally, which may negatively affect the value of our common stock. We cannot predict what effect, if any, the reduction in the tax rate on certain non-REIT dividends may have on the value of our stock, either in terms of price or relative to other potential investments.
We might have to pay federal income taxes with respect to past years or we might have to pay additional distributions to our shareholders as a result of a current Internal Revenue Service Audit of us and certain of our subsidiaries.
In the first quarter of 2006, the Internal Revenue Service commenced an audit of certain federal income tax returns of Trizec Properties, Inc. and certain of our subsidiaries. Currently, the IRS has indicated its intention to audit returns for certain REIT years and at least one non-REIT year. At the current stage of the audit, we are unable to predict whether any adjustments to

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our tax returns will be required, and, if so, what the amount of such adjustments would be, or whether any such adjustments would cause us to incur a corporate federal income tax liability if related to a non-REIT year or would require us to make additional distributions to shareholders to eliminate REIT taxable income or non-REIT earnings and profits, or both. Accordingly, we cannot predict whether any adjustment resulting from the IRS audit would have a material adverse impact on our cash flows and our operating results.
Even if we qualify as a REIT, we are required to pay some taxes, which may result in less cash available for distribution to stockholders.
Even if we qualify as a REIT for federal income tax purposes, we are required to pay some federal, state and local taxes on our income and property. We were a “C” corporation prior to our first REIT year in 2001 and we still own interests in appreciated assets that we held before the REIT conversion. If such appreciated property is sold prior to January 1, 2011, we generally will be subject to tax at regular corporate rates on the built-in gain in that property at the time of the REIT conversion. The total amount of gain on which we can be taxed is limited to the excess of the aggregate fair market value of our assets on January 1, 2001 over the adjusted tax bases of those assets at that time. If incurred, this tax could be material. As a result, we might decide to seek to avoid a taxable disposition prior to January 1, 2011, of any significant asset owned by us at the time of the REIT conversion. This could be true with respect to a particular disposition even if the potential disposition would be advantageous if it were not for the potential tax liability. We are not, however, obligated to avoid dispositions of our built-in gain assets. If we are subject to tax due to the sale of a built-in gain asset, as described above, or are subject to tax in certain other circumstances, a portion of the dividends paid by us to our stockholders who are taxed as individuals during the following year may be subject to tax at reduced capital gain rates, rather than at ordinary income rates. We also may be subject to the “alternative minimum tax” under some circumstances.
Additionally, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which dividends paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.
In addition, if we have net income from “prohibited transactions,” that income will be subject to a 100% federal tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. While we undertake sales of assets if those assets become inconsistent with our long-term strategic or return objectives, we do not believe that those sales should be considered prohibited transactions. There can be no assurance, however, that the IRS would not contend otherwise.
In addition, we may have to pay some state or local income taxes because not all states and localities treat REITs the same as they are treated for federal income tax purposes. From time to time changes in state and local tax laws or regulations are enacted, which may result in an increase in our tax liability. The shortfall in tax revenues for states and municipalities in recent years may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on our assets or income. These increased tax costs could adversely affect our financial condition and results of operations and the amount of cash available for payment of dividends.
Several of our corporate subsidiaries have elected to be treated as “taxable REIT subsidiaries” for federal income tax purposes. A taxable REIT subsidiary is a fully taxable corporation and is limited in its ability to deduct interest payments made to us. In addition, we will be subject to a 100% penalty tax on some payments that we receive if the economic arrangements among our tenants, our taxable REIT subsidiaries and us are not comparable to similar arrangements among unrelated parties. To the extent that we, or any taxable REIT subsidiary, are required to pay federal, state or local taxes, we will have less cash available for distribution to stockholders.

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SCHEDULE B
TRIZEC CANADA INC.
AUDIT COMMITTEE CHARTER
A. Purpose
The purpose of the Audit Committee is to assist the board of directors (the “Board of Directors”) of Trizec Canada Inc. (the “Corporation”) in (i) fulfilling its responsibilities to oversee the Corporation’s financial reporting process, including monitoring the integrity of the Corporation’s financial statements and other financial information provided by the Corporation to any governmental body or the public and the independence and performance of the Corporation’s external auditors, (ii) monitoring the Corporation’s financial reporting process and internal controls regarding finance, accounting, legal compliance, management of financial risks and ethics that management and the Board have established, (iii) monitoring the ownership and transfer of the Corporation’s shares for the purpose of ensuring that the Corporation achieves and preserves its status as a “mutual fund corporation” for purposes of the Income Tax Act (Canada), and (iv) reviewing and approving the calculation of Net Asset Value from time to time.
The Audit Committee’s responsibilities are those of monitoring and supervision and, in carrying out its responsibilities, the Audit Committee is not providing any expert or other special assurances as to the Corporation’s financial statements or as to the Corporation’s status as a “mutual fund corporation”. The Corporation’s executive management remains responsible for the preparation of the financial statements in accordance with generally accepted accounting principles and the Corporation’s independent auditors remain responsible for auditing those financial statements.
B. Membership Requirements
The Audit Committee shall be comprised of that number of Directors as the Board of Directors shall determine from time to time, such numbers not to be less than three in accordance with the Corporation’s by-laws (the “By-Laws”) and in accordance with Multilateral Instrument 52-110 Audit Committees (“MI52-110”). The members of the Audit Committee, including the Chairman thereof, shall be appointed annually by the Board of Directors. If an appointment of members of the Committee is not made as prescribed, the members shall serve until they resign or their successors are appointed by the Board. Every member must be independent1 and financially literate2 (that is, able to read and understand a set of financial statements of breadth and complexity similar to the breadth and complexity of the issues expected to be raised by the Corporation’s financial statements).
The Board shall appoint one member as the Chairperson of the Committee.
C. Authority
In discharging its oversight responsibilities, the Audit Committee shall have unrestricted access to the Corporation’s management, the external auditors, including private meetings, as necessary or appropriate, books and records and the authority to retain outside counsel, accountants or other consultants at the Audit Committee’s sole discretion. The Audit Committee shall have the authority to communicate directly with the external auditors, to obtain advice and assistance from outside legal, accounting or other advisors in its sole discretion, at the expense of the Corporation, and set the compensation for any advisors retained.

[1]	As defined in §1.2 of the amendments to MI 52-110 Audit Committees and §1.2 of the Amendment to Companion Policy 52-110CP to MI52-110.

[2]	As defined in §1.5 of MI52-110 (which has been re-numbered §1.6 in the amendments to MI 52-110) and §4.1 of the Companion Policy 52-110CP to MI52-110.

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D. Responsibilities
The following are the general responsibilities of the Audit Committee and are set forth only for its guidance. The Audit Committee may assume such other responsibilities as it deems necessary or appropriate in carrying out its oversight functions. The Audit Committee shall:
1. Propose to the Board of Directors annually the independent auditors to be nominated for appointment by the shareholders, and fees for the independent auditors who shall be accountable to the Board of Directors and the Audit Committee;
2. Be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditors regarding financial reporting;
3. Review and, where appropriate, recommend for approval by the Board of Directors, the following:
(i)	audited annual financial statements in conjunction with the report of the external auditor;

(ii)	interim financial statements;

(iii)	annual and interim management’s discussion and analysis of financial conditions and results of operations;

(iv)	annual information form; and

(v)	all other audited or unaudited financial information contained in public disclosure documents (including, without limitation, any prospectus or other offering or public disclosure documents and financial statements required by regulatory authorities;
4. Review and approve earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements);
5. Review and discuss with the independent auditors their independence and, where appropriate, recommend that the Board of Directors take appropriate action to satisfy itself as to the independence of the Corporation’s independent auditors.
6. Consider whether the provision of services by the independent auditors not related to the audit of the annual financial statement and the review of the interim financial statements for such year is compatible with maintaining the auditors’ independence and be responsible for pre-approving or establishing procedures for pre-approving all such non-audit services;
7. Satisfy itself that adequate procedures are in place for the review of disclosure of financial information extracted or derived from the Corporation’s financial statements (other than financial statements, MD&A and press releases which are dealt with elsewhere herein) and periodically assess the adequacy of those procedures.
8. In consultation with the independent auditors, review the integrity of the organization’s financial reporting processes, both internal and external. Consider the independent auditors’ judgement about the quality and appropriateness, not just the acceptability, of the Corporation’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices. Pay particular attention to complex and/or unusual transactions such as restructuring charges

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and derivative/ “off balance sheet” disclosures. Consider and approve, if appropriate, major changes to the Corporation’s accounting principles and practices as suggested by management with the concurrence of the independent auditors;
9. Review, with management, legal and regulatory compliance matters including corporate securities trading policies. Review and monitor the process/guidelines established by management with respect to transactions;
10. Review policies and procedures with respect to directors’ and officers’ expense accounts and management benefits;
11. Meet privately with the independent auditors to review the Corporation’s accounting practices, internal accounting controls and such other matters as the Audit Committee deems appropriate;
12. Establish procedures for the receipt, retention and treatment of complaints received by the Corporation about accounting, internal controls, disclosure controls or auditing matters and a procedure for the confidential, anonymous submission by employees of concerns regarding such matters;
13. Review and approve the issuer’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors;
14. Designate an appropriate officer (“Monitor”) who, with the assistance of such personnel as may be appropriate, shall monitor and enforce the ownership and transfer limitations and restrictions contained in the Corporations articles of incorporation, as amended, in order to ensure the Corporation’s continuing qualification as a “mutual fund corporation”;
15. Review and discuss with the Monitor the contents of information requested and/or received by the Monitor in accordance with the Corporation’s policies and procedures relating to the Corporation’s status as a mutual fund corporation (the “Policies and Procedures”);
16. Review and discuss with the Monitor any matter relating to ownership or transfer of the Corporation’s shares in violation of the Corporation’s Articles of Incorporation, as they may be amended from time to time, or any other matters of which the Monitor is required to inform the Audit Committee in accordance with the Policies and Procedures;
17. At least annually review the performance of the Monitor to ensure that the Monitor diligently performs his or her duties in accordance with the Polices and Procedures;
18. Periodically consider whether any changes to the Policies and Procedures may be appropriate;
19. Regularly report to the Board of Directors its conclusions with respect to the matters that the Audit Committee has considered; and
20. Review and reassess the adequacy of this Charter annually and submit any proposed changes to the Board of Directors for approval.
E. Meetings
Subject to the By-Laws and resolutions of the Board of Directors, the Audit Committee shall meet at least four times annually, or more frequently as circumstances require, at such times as the Chairman of the Committee shall designate. The Audit Committee shall fix its own rules of procedure and a majority of the members serving

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shall constitute a quorum. The Audit Committee shall keep minutes of its meetings and all action taken shall be reported to the Board of Directors.
The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors to attend any or all meetings and the auditors shall otherwise receive notice of and be entitled to attend any such meeting of the Committee at the Corporation’s expense.

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